    As filed with the Securities and Exchange Commission on October 22, 2003


                                                     Registration No. 333-106659

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                 --------------

AMERICAN FINANCIAL GROUP, INC.               OHIO                         31-1544320
AMERICAN FINANCIAL CORPORATION               OHIO                         31-0624874
 (Exact Name of Registrant as    (State or Other Jurisdiction   (I.R.S. Employer Identification
   Specified in Its Charter)          of Incorporation or                   Number)
                                         Organization)

                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-2121
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrants' Principal Executive Offices)

                                  ------------

                             JAMES C. KENNEDY, ESQ.
              VICE PRESIDENT, DEPUTY GENERAL COUNSEL AND SECRETARY
                         AMERICAN FINANCIAL GROUP, INC.
                         AMERICAN FINANCIAL CORPORATION
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-2538
                            FACSIMILE: (513) 579-0108
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                 WITH COPIES TO:
                               MARK A. WEISS, ESQ.
                       KEATING, MUETHING & KLEKAMP, P.L.L.
                              1400 PROVIDENT TOWER
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-6599
                            FACSIMILE: (513) 579-6956

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION - DATED OCTOBER 22, 2003


PROSPECTUS

                   [AMERICAN(SM) FINANCIAL GROUP, INC. LOGO]

                       $511,015,000 BALANCE AT MATURITY OF
                        SENIOR CONVERTIBLE NOTES DUE 2033
                  GUARANTEED BY AMERICAN FINANCIAL CORPORATION

                               5,877,490 SHARES OF
                                  COMMON STOCK

         This prospectus relates to $511,015,000 balance at maturity of Senior Convertible Notes due 2033 of American Financial Group, Inc. which was sold by American Financial Group during June 2003. The notes may be sold from time to time by or on behalf of the selling securityholders named in this prospectus or in supplements to this prospectus.

         This prospectus also relates to 5,877,490 shares of American Financial Group common stock issuable upon conversion of the notes held by selling securityholders, plus such additional indeterminate number of shares as may become issuable upon conversion of the notes by reason of adjustment to the conversion price in certain circumstances.

         INVESTING IN THE NOTES INVOLVES RISKS, SEE "RISK FACTORS" BEGINNING ON PAGE 11.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is _______________, 2003

                                TABLE OF CONTENTS


                                                                         Page
                                                                         ----
WHERE YOU CAN FIND MORE INFORMATION...................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................     2
SUMMARY...............................................................     4
RISK FACTORS..........................................................    11
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.....................    20
USE OF PROCEEDS.......................................................    22
PRICE RANGE AND DIVIDEND HISTORY OF OUR COMMON STOCK..................    22
UNAUDITED PRO FORMA FINANCIAL INFORMATION.............................    23
DESCRIPTION OF NOTES..................................................    27
DESCRIPTION OF OUR OTHER HOLDING COMPANY INDEBTEDNESS.................    48
DESCRIPTION OF OUR CAPITAL STOCK......................................    49
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES................    50
ERISA MATTERS.........................................................    56
SELLING SECURITYHOLDERS...............................................    57
PLAN OF DISTRIBUTION..................................................    59
LEGAL MATTERS.........................................................    61
EXPERTS...............................................................    61


         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any other documents incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

         This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you should rely on your own examination of our company and the terms of this offering and the notes, including the merits and risks involved.

         We are not making any representation to any purchaser of the notes regarding the legality of an investment in the notes by such purchaser. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the notes.

         References in this prospectus to "AFG, " "we," "us" and "our" refer to American Financial Group, Inc., an insurance holding company incorporated in Ohio, and its subsidiaries, including AFC, unless the context otherwise requires. References in this prospectus to "AFC" refer to our subsidiary, American Financial Corporation, an insurance holding company incorporated in Ohio. Information in this prospectus regarding AFG has been provided by AFG, and information in this prospectus regarding AFC has been provided by AFC.

                       WHERE YOU CAN FIND MORE INFORMATION

         We and AFC are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we and AFC file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the following location of the Securities and Exchange Commission:

                              Public Reference Room
                             450 Fifth Street, N.W.
                                    Room 1024
                             Washington, D.C. 20549

         You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) 732-0330 for further information about the Public Reference Room.

         The Securities and Exchange Commission also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov. SEC filings may also be accessed free of charge through our Internet site at: www.amfnl.com.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We and AFC are "incorporating by reference" into this prospectus certain information that we and AFC file with the Securities and Exchange Commission, which means that we and AFC are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we and AFC have previously filed with the Securities and Exchange Commission. These documents contain important information about us and AFC and our respective finances.


   AFG SEC FILINGS (FILE NO. 1-13653)                                    PERIOD
   ----------------------------------                                    ------
Annual Report on Form 10-K, as amended                  Year Ended December 31, 2002
Quarterly Report on Form 10-Q, as amended               Quarters Ended March 31, 2003 and June 30,
                                                        2003
Current Reports on Form 8-K                             Dated  February 19, 2003,  May 1, 2003, May
                                                        27, 2003, July 7, 2003, July 31, 2003 and
                                                        October 7, 2003



  AFC SEC FILINGS (FILE NO. 1-07361)                                    PERIOD
  ----------------------------------                                    ------
Annual Report on Form 10-K, as amended                  Year Ended December 31, 2002
Quarterly Report on Form 10-Q, as amended               Quarters Ended March 31, 2003 and June 30,
                                                        2003
Current Reports on Form 8-K                             Dated July 7, 2003 and October 7, 2003


         All documents that we and AFC file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act from the date of this prospectus to the end of the offering of the notes under this document shall also be deemed to be incorporated herein by reference. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                                James C. Kennedy
              Vice President, Deputy General Counsel and Secretary
                         American Financial Group, Inc.
                         American Financial Corporation
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2538

         Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

         Information contained on our website, other than the documents filed with the SEC which are specifically incorporated by reference as listed above, is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

                                     SUMMARY

         The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision.

                                    OVERVIEW

         We are a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life, and supplemental health insurance products. We were incorporated as an Ohio corporation in 1997 for the purpose of merging predecessor holding companies which had originated in 1955. Our insurance subsidiaries have been operating as far back as the 1800's. Our address is One East Fourth Street, Cincinnati, Ohio 45202; our phone number is (513) 579-2121. SEC filings, news releases and other information may be accessed free of charge through our Internet site at: www.amfnl.com.

         Over the years, we and our predecessors have owned, operated, and invested in businesses in a variety of industries and geographic areas, culminating in today's group of insurance companies. Generally, our interests have been in the following areas: insurance, savings and loan, leasing, banking, real estate, communications/entertainment and food distribution. A small number of opportunistic investments have been made in troubled and other undervalued assets.

                                  THE OFFERING

Notes Offered............................    $511,015,000 aggregate principal
                                             amount at maturity of senior
                                             convertible notes due 2033. Each
                                             note has a principal amount at
                                             maturity of $1,000 and was
                                             originally issued at a price of
                                             $371.53 per note (37.153% of the
                                             principal at maturity).

Maturity Date............................    June 2, 2033

Cash Interest............................    1.4861% per year on the principal
                                             amount at maturity (which equals 4%
                                             of the issue price of the notes),
                                             payable semiannually in arrears in
                                             cash on June 2 and December 2 of
                                             each year, beginning December 2,
                                             2003, until June 2, 2008.

Contingent Cash Interest.................    We will pay contingent cash
                                             interest to holders of the notes
                                             during any six-month period from
                                             June 3 to December 2 and from
                                             December 3 to June 2, commencing
                                             June 3, 2008, if the average market
                                             price of a note for the Applicable
                                             Five Trading Day Period equals 120%
                                             or more of the sum of the issue
                                             price and accrued original issue
                                             discount for a note to the day
                                             immediately preceding the relevant
                                             six-month period. "Applicable Five
                                             Trading Day Period" means the five
                                             trading days ending on the third
                                             trading day immediately preceding
                                             the relevant six-month period.

                                             The contingent cash interest
                                             payable per note in respect of any
                                             six-month period will be equal to a
                                             per annum rate of 1.25% of the
                                             average market price of a note for
                                             the Applicable Five Trading Day
                                             Period.

                                             Contingent cash interest, if any,
                                             will accrue and be payable to
                                             holders of notes as of the
                                             fifteenth day preceding the last
                                             day of the relevant six-month
                                             period. Such payments will be paid
                                             on the last day of the relevant
                                             six-month period. Original issue
                                             discount will continue to accrue at
                                             the yield to maturity whether or
                                             not contingent cash interest is
                                             paid.

Yield-to-Maturity of Notes...............    4.00% per year, computed on a
                                             semiannual bond equivalent basis
                                             and calculated from June 2, 2003,
                                             excluding any contingent cash
                                             interest.

Original Issue Discount..................    We are offering our notes at an
                                             issue price significantly below the
                                             principal amount at maturity of the
                                             notes. As a result, the notes will
                                             be treated as issued with original
                                             issue discount, which for non-tax
                                             purposes will accrue daily at a
                                             rate of 4.00% per year beginning on
                                             June 2, 2008, calculated on a
                                             semiannual bond equivalent basis
                                             using a 360-day year comprised of
                                             twelve 30-day months.

Tax Original Issue Discount..............    In addition, the notes are debt
                                             instruments subject to the United
                                             States federal income tax
                                             contingent payment debt
                                             regulations. You should be aware
                                             that, even if we do not pay any
                                             contingent cash interest on the
                                             notes, you will be required to
                                             include imputed interest in your
                                             gross income for United States
                                             federal income tax purposes. For
                                             United States federal income tax
                                             purposes, interest, also referred
                                             to as tax original issue discount,
                                             accrues from June 2, 2003, at a
                                             constant rate of 9.265% per year,
                                             calculated on a semiannual bond
                                             equivalent basis, which represents
                                             the estimated yield that a
                                             comparable non-contingent,
                                             nonconvertible, fixed-rate debt
                                             instrument with terms and
                                             conditions otherwise similar to the
                                             notes would be likely to have if
                                             offered by AFG. United States
                                             Holders will be required to include
                                             tax original issue discount
                                             (including the portion of the tax
                                             original issue discount represented
                                             by cash interest payments) in their
                                             gross income as it accrues
                                             regardless of their method of tax
                                             accounting. The rate at which the
                                             tax original issue discount will
                                             accrue for United States federal
                                             income tax purposes will exceed
                                             payments of cash interest and will
                                             exceed the stated yield of 4.00%
                                             for accrued original issue
                                             discount.

                                             You also will recognize gain or
                                             loss on the sale, purchase by us at
                                             your option, exchange, conversion
                                             or redemption of a note in an
                                             amount equal to the difference
                                             between the amount realized on the
                                             sale, purchase by us at your
                                             option, exchange, conversion or
                                             redemption, including the fair
                                             market value of any common stock
                                             received upon conversion or
                                             otherwise, and your adjusted tax
                                             basis in the note. Any gain
                                             recognized by you on the sale,
                                             purchase by us at your option,
                                             exchange, conversion or redemption
                                             of a note generally will be
                                             ordinary interest income; any loss
                                             will be ordinary loss to the extent
                                             of the interest previously included
                                             in income, and thereafter, capital
                                             loss. See "Material United States
                                             Federal Income Tax Consequences."

Conversion Rights........................    For each $1,000 principal amount of
                                             notes surrendered for conversion,
                                             if the conditions for conversion
                                             are satisfied, you will receive
                                             11.5016 shares of our common stock.
                                             In lieu of delivering
                                             shares of our common stock upon
                                             conversion of all or any portion of
                                             the notes, we may elect to pay
                                             holders surrendering notes cash or
                                             a combination of cash and shares of
                                             our common stock for the notes
                                             surrendered. If we elect to pay
                                             holders cash for their notes, the
                                             payment will be based on the
                                             average sale price of our common
                                             stock for the five consecutive
                                             trading days immediately following
                                             either:

                                             -    the date of our notice of our
                                                  election to deliver cash,
                                                  which we must give within two
                                                  business days after receiving
                                                  a conversion notice, unless we
                                                  have earlier given notice of
                                                  redemption as described in
                                                  this prospectus; or

                                             -    the conversion date, if we
                                                  have given notice of
                                                  redemption specifying that we
                                                  intend to deliver cash upon
                                                  conversion thereafter.

                                             The conversion rate may be adjusted
                                             for certain reasons, but will not
                                             be adjusted for accrued original
                                             issue discount, accrued cash
                                             interest or any contingent cash
                                             interest. Upon conversion, a holder
                                             will not receive any cash payment
                                             representing accrued original issue
                                             discount, accrued cash interest or
                                             contingent cash interest. Instead,
                                             accrued original issue discount,
                                             accrued cash interest or contingent
                                             cash interest will be deemed paid
                                             by the shares of common stock
                                             received by the holder on
                                             conversion.

                                             If, as of the last day of any
                                             calendar quarter beginning with the
                                             quarter ending September 30, 2003,
                                             the closing sale price of our
                                             common stock for at least 20
                                             trading days in a period of 30
                                             consecutive trading days ending on
                                             the last trading day of such
                                             quarter is more than 120% of the
                                             accreted conversion price per share
                                             of common stock on the last day of
                                             such quarter, then on any business
                                             day during the following calendar
                                             quarter holders may surrender notes
                                             for conversion into shares of
                                             common stock. The accreted
                                             conversion price per share as of
                                             any day will equal the sum of the
                                             issue price of the note plus the
                                             accrued original issue discount
                                             divided by the number of shares
                                             issuable upon conversion of a note
                                             subject to any adjustments to the
                                             conversion rate through that day.

                                             Holders may also surrender notes
                                             for conversion during any period in
                                             which the credit rating assigned
                                             to the notes is Ba3 or lower by
                                             Moody's Investors Service, Inc.
                                             ("Moody's") or BB or lower by
                                             Standard & Poor's Credit Market
                                             Services, a division of the
                                             McGraw-Hill Companies ("Standard &
                                             Poor's"), the notes are no longer
                                             rated by either or both of Moody's
                                             or Standard & Poor's, or the credit
                                             rating assigned to the notes has
                                             been suspended or withdrawn by
                                             either Moody's or Standard &
                                             Poor's.

                                             Notes or portions of notes in
                                             integral multiples of $1,000
                                             principal amount at maturity called
                                             for redemption may be surrendered
                                             for conversion until the close of
                                             business on the second business day
                                             prior to the redemption date. In
                                             addition, if we make a significant
                                             distribution to our stockholders or
                                             if we are a party to certain
                                             consolidations, mergers or binding
                                             share exchanges, notes may be
                                             surrendered for conversion, as
                                             provided in "Description of Notes
                                             -- Conversion Rights." The ability
                                             to surrender notes for conversion
                                             will expire at the close of
                                             business on June 2, 2033.

Redemption of Notes at Our
Option...................................    We may redeem for cash all or a
                                             portion of the notes at any time
                                             after June 1, 2008, at redemption
                                             prices set forth in this
                                             prospectus. See "Description of
                                             Notes -- Redemption of Notes at Our
                                             Option."

Purchase of the Notes by AFG
at the Option of the Holder..............    Holders may require us to purchase
                                             all or a portion of their notes on
                                             each of the following dates at the
                                             following prices, plus accrued and
                                             unpaid cash interest, if any, to
                                             the purchase date:

                                             -    on June 2, 2008 at a price of
                                                  $371.53 per note;

                                             -    on June 2, 2013 at a price of
                                                  $452.89 per note;

                                             -    on June 2, 2018 at a price of
                                                  $552.07 per note;

                                             -    on June 2, 2023 at a price of
                                                  $672.97 per note; and

                                             -    on June 2, 2028 at a price of
                                                  $820.35 per note.

                                             We may pay the purchase price in
                                             cash or shares of our common stock
                                             or in a combination of cash and
                                             shares of our common stock. If we
                                             elect to pay the purchase price, in
                                             whole or in part, in shares of our
                                             common stock, the number of shares
                                             we deliver will be equal to the
                                             portion of the purchase price to be
                                             paid
                                             in common stock divided by the
                                             market price of a share of common
                                             stock. If we elect to pay all or
                                             part of the purchase price in
                                             shares of our common stock, we will
                                             notify holders not less than 20
                                             business days before the applicable
                                             purchase date, specifying the
                                             percentages of cash and common
                                             stock.

Change in Control........................    Upon a change in control, as
                                             defined herein, of AFG before June
                                             3, 2008, the holders may require us
                                             to purchase for cash all or a
                                             portion of their notes at a price
                                             equal to the sum of the issue price
                                             plus accrued original issue
                                             discount and accrued and unpaid
                                             cash interest, if any, to the date
                                             of purchase.

Ranking..................................    The notes are senior unsecured
                                             obligations of AFG and rank equal
                                             in right of payment to all of our
                                             other senior unsecured
                                             indebtedness. The notes are
                                             effectively subordinated to any
                                             future secured indebtedness as to
                                             the assets securing such
                                             indebtedness.

                                             In addition, we are structured as a
                                             holding company, and we conduct
                                             most of our business operations
                                             through our subsidiaries. The notes
                                             are effectively subordinated to all
                                             existing and future indebtedness
                                             and other liabilities and
                                             commitments of our subsidiaries,
                                             except as to AFC, which is a
                                             guarantor with respect to the
                                             notes. See "Description of Notes --
                                             Notes Guarantee."

                                             As of June 30, 2003, we had an
                                             aggregate of $570.9 million of
                                             senior unsecured indebtedness
                                             outstanding and no secured
                                             indebtedness outstanding.

                                             As of June 30, 2003, AFC had $8.3
                                             million in miscellaneous notes
                                             payable outstanding and a total of
                                             $280 million available under its
                                             multi-bank credit line.

                                             As of June 30, 2003, our
                                             subsidiaries other than AFC had an
                                             aggregate of approximately $263.3
                                             million of long term indebtedness
                                             outstanding. Our subsidiaries also
                                             have liabilities associated with
                                             insurance policies issued by the
                                             subsidiaries, reinsurance
                                             obligations and other trade
                                             payables and expenses.

Use of Proceeds..........................    The selling securityholders will
                                             receive all of the net proceeds
                                             from the sale of the notes or the
                                             shares of common stock sold under
                                             this prospectus. We will not
                                             receive any of the proceeds from
                                             sales by the selling
                                             securityholders of the notes or the
                                             underlying
                                             common stock.

Guarantees...............................    The notes are guaranteed by one of
                                             our subsidiaries, American
                                             Financial Corporation. See "Risk
                                             Factors -- Your ability to enforce
                                             the guarantees of the notes may be
                                             limited." As discussed under
                                             "Summary -- Recent Developments,"
                                             we are proposing steps to simplify
                                             our corporate structure by merging
                                             AFG and AFC, with AFG as the
                                             surviving entity. If this
                                             restructuring is consummated as
                                             proposed, the notes will continue
                                             to be obligations of AFG, and AFC's
                                             guarantee of the notes and our
                                             other debt securities will
                                             terminate.

Sinking Fund.............................    None.

DTC Eligibility..........................    The notes were issued in fully
                                             registered book-entry form and are
                                             represented by one or more
                                             permanent global notes without
                                             coupons. Global notes were
                                             deposited with a custodian for and
                                             registered in the name of a nominee
                                             of The Depository Trust Company in
                                             New York, New York. Beneficial
                                             interests in global notes will be
                                             shown on, and transfers thereof
                                             will be effected only through,
                                             records maintained by DTC and its
                                             direct and indirect participants,
                                             and your interest in any global
                                             note may not be exchanged for
                                             certificated notes, except in
                                             limited circumstances described
                                             herein. See "Description of Notes
                                             -- Book-Entry System."

NYSE symbol for our
   Common Stock..........................    Our common stock is listed on the
                                             New York Stock Exchange under the
                                             symbol "AFG."

Risk Factors.............................    See "Risk Factors" beginning on
                                             page 11 of this prospectus and the
                                             other information in this
                                             prospectus for a discussion of
                                             factors you should consider
                                             carefully before deciding to invest
                                             in the notes.

                                  RISK FACTORS

         You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in the notes. If any of the following risks actually occur, our business could be harmed. You should refer to the other information set forth in this prospectus and our consolidated financial statements and the related notes incorporated by reference herein.

                          RISKS RELATED TO OUR BUSINESS

INTENSE COMPETITION COULD ADVERSELY AFFECT OUR PROFITABILITY.

         The specialty insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with other individual insurers, state funds and insurance groups of varying sizes, some of which are mutual insurance companies possessing competitive advantages in that all their profits inure to their policyholders. We also compete with self-insurance plans, captive programs and risk retention groups. In some or all of our specialty lines, we compete with American International Group Inc., Chubb Corp., W.R. Berkley Corp., CNA Financial Corp., Philadelphia Consolidated Holdings Corp., Markel Corp. and St. Paul Companies Inc. Because of the specialty nature of these coverages, competition is based primarily on service to policyholders and agents, specific characteristics of products offered and reputation for claims handling. Price, commissions and profit sharing terms are also important factors. Some of our competitors have more capital and greater resources than we have, and may offer a broader range of products and lower prices than we offer.

OUR RESULTS MAY FLUCTUATE AS A RESULT OF CYCLICAL CHANGES IN THE SPECIALTY INSURANCE INDUSTRY.

         The underwriting profitability of the property and casualty insurance industry has been historically cyclical in nature. During periods when excess capital has been available, there has generally been increased price competition among insurers, often resulting in inadequately priced products and underwriting losses. Prolonged periods of underwriting losses tend to force some insurers to withdraw from the markets, decreasing available capital.

         Excess capital and intense premium rate competition caused a cyclical downturn which began in the late 1980's and continued into 2000. Inadequate pricing during much of this period led to a significant inadequacy in carried loss reserves. In addition, the rise in asbestos and environmental liabilities, loss-cost inflation, catastrophe losses, unpredictable jury awards, losses related to September 11, declining equity markets and lower interest rates have all contributed toward capital shortages which exist in many sectors today, including many of the specialty lines. This decrease in capital has allowed insurers to increase premium rates over the last couple years to more appropriate levels.

         The trend of our underwriting results typically follows that of the industry. The statutory combined ratios of our property and casualty business were as follows:

 2002        2001     2000      1999        1998
 ----        ----     ----      ----        ----
101.6%      109.7%   108.8%    103.7%      111.1%

         Other major factors contributing to fluctuations in our results include significant losses related to asbestos liabilities (1998, 2001 and 2002) and losses related to the terrorist attack on September 11, 2001. The improvement in underwriting results beginning in 2002 reflects the rise or hardening of prices in what is believed to be an upturn in the underwriting cycle for us and the industry. However, should capacity increase and price competition intensify, the cycle would reverse and negatively impact our revenues and operating results.

WE RELY UPON INDEPENDENT AGENTS TO WRITE OUR INSURANCE POLICIES, AND IF WE ARE NOT ABLE TO ATTRACT AND RETAIN INDEPENDENT AGENTS, OUR REVENUES COULD BE NEGATIVELY AFFECTED.

         Our reliance on the independent agency market makes us vulnerable to a reduction in the amount of business written by agents. Many of our competitors, like us, rely significantly on the independent agency market. Accordingly, we must compete with other insurance carriers for independent agents' business. Some of our competitors offer a wider variety of products, lower price for insurance coverage or higher commissions. While we believe that the products, pricing, commissions and services we offer are competitive, we may not be able to continue to attract and retain independent agents to sell our products, in which case, our revenues could be negatively affected.

WE ARE SUBJECT TO COMPREHENSIVE REGULATION, AND OUR ABILITY TO EARN PROFITS MAY BE RESTRICTED BY THESE REGULATIONS.

         We are subject to comprehensive regulation by government agencies in the states where our insurance company subsidiaries are domiciled and where these subsidiaries issue policies and handle claims, and we must obtain prior approval for certain corporate actions. The regulations may have the effect of limiting our liquidity and may adversely affect our results of operations. We must comply with regulations involving:


         - transferring cash to the parent company of insurance companies through the payment of dividends;


         - the acquisition or disposition of an insurance company or of any company controlling an insurance company;

         -        approval or filing of premium rates and policy forms;

         - involuntary assignments of high-risk policies, participation in reinsurance facilities and underwriting associations, assessments and other governmental charges;

         - minimum amounts of capital and surplus that must be maintained;

         -        limitations on types and amounts of investments;

         -        limitation of the right to cancel or non-renew policies;

         - regulation of the right to withdraw from markets or terminate involvement with agencies;

         -        licensing of insurers and agents;

         -        reporting with respect to financial condition; and

         - transactions between an insurance company and any of its affiliates.

         In addition, state insurance department examiners perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than securityholders.

         There can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that new restrictive laws will not be enacted and, therefore, it is not possible to predict the potential effects of these laws and regulations on us. The costs of compliance or the failure to comply with existing or future regulations could harm our financial results.

AS A HOLDING COMPANY, WE ARE DEPENDENT ON THE RESULTS OF OPERATIONS OF OUR INSURANCE COMPANY SUBSIDIARIES TO MEET OUR OBLIGATIONS AND PAY FUTURE DIVIDENDS.

         We are a holding company and a legal entity separate and distinct from our insurance company subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other distributions from our insurance company subsidiaries. State insurance laws limit the ability of our insurance companies to pay dividends and require our insurance companies to maintain specified levels of statutory capital and surplus. Some states require that we give notice to the relevant state insurance commissioner prior to its insurance subsidiaries declaring any dividends and distributions payable to us. During the notice period, the state insurance commissioner may disallow all or part of the proposed dividend if it determines that the insurer's surplus as regards policyholders is not reasonable in relation to the insurer's liabilities and adequate to meet its financial needs. In addition, for competitive reasons, our insurance companies need to maintain financial strength ratings which requires us to sustain capital levels in those subsidiaries. These restrictions affect the ability of our insurance company subsidiaries to pay dividends and use their capital in other ways. Our rights to participate in any distribution of assets of its insurance company subsidiaries are subject to prior claims of policyholders and creditors (except to the extent that our rights, if any, as a creditor are recognized). Consequently, our ability to pay debts, expenses and cash dividends to our shareholders may be limited.

OUR FAILURE TO MAINTAIN A COMMERCIALLY ACCEPTABLE FINANCIAL STRENGTH RATING WOULD SIGNIFICANTLY AND NEGATIVELY AFFECT OUR ABILITY TO COMPETE SUCCESSFULLY.

         Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company's sales. A.M. Best has currently assigned our insurance company subsidiaries ratings of "A (Excellent)" and "A-(Excellent)". According to A.M. Best, "A" and "A-" ratings are assigned to insurers which have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best's opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. There can be no assurance that our rating or future changes to our rating will not affect our competitive position.

WE MAY BE ADVERSELY IMPACTED BY A CHANGE IN OUR STANDARD & POOR'S OR MOODY'S RATINGS.


         On May 27, 2003, we were notified by Moody's Investors Service that our ratings were being placed under review for a possible downgrade. On July 2, 2003, Moody's confirmed our senior debt ratings at their current level but stated that the outlook for all of our ratings remains negative. Moody's has stated that its review for a possible downgrade was initiated due to Moody's continued concerns about our holding company liquidity profile.

         We are rated by Standard & Poor's and Moody's, both independent corporate credit rating agencies. The notes and AFG's other senior indebtedness are currently rated BBB by Standard & Poors and Baa3 by Moody's. Securities ratings are subject to revision or withdrawal at any time by the assigning rating organization. A security rating is not a recommendation to buy, sell or hold securities. An unfavorable change in either of these ratings could make it more expensive for us to access capital markets and may increase the interest rate charged to us under our current multi-bank credit line. We can give no assurance that we will maintain our current Standard & Poor's or Moody's ratings.


WE ARE A PARTY TO LITIGATION WHICH, IF DECIDED ADVERSELY TO US, COULD IMPACT OUR FINANCIAL RESULTS.

         We and our subsidiaries are named as defendants in a number of lawsuits. Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain. Further, we are unable to predict the precise nature of the relief that may be sought or granted in any lawsuits or the effect that pending or future cases may have on our business, operations, profitability or financial condition.

LEGAL PRECEDENTS REGARDING POTENTIAL ASBESTOS LIABILITIES CONTINUE TO EVOLVE, AND ADVERSE DEVELOPMENTS COULD IMPACT OUR FINANCIAL RESULTS.

         We, our insurance company subsidiaries and American Premier Underwriters, Inc. are parties to litigation and receive claims asserting alleged injuries and damages from asbestos and other hazardous and toxic substances and workplace hazards and have established loss accruals for such potential liabilities. The ultimate loss for these claims may vary materially from amounts currently recorded as the conditions surrounding resolution of these claims continue to change. We are unable to predict the precise nature of the relief that may be granted in any lawsuits or the effect that future cases may have on our business, operations, profitability or financial condition. In 2002 and 2001, we increased property and casualty reserves relating to prior year's asbestos and environmental claims by $49 million and $108 million, respectively. As of June 30, 2003, the aggregate net reserves held by our insurance company subsidiaries for asbestos claims was $290 million and for other environmental and mass tort claims was $155 million.

WE ARE SUBJECT TO ENVIRONMENTAL CLAIMS THAT MAY IMPACT OUR FINANCIAL RESULTS.

         American Premier Underwriters, Inc. is a party or named as a potentially responsible party in a number of proceedings and claims by regulatory agencies and private parties under various environmental protection laws, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), seeking to impose responsibility on American Premier for hazardous waste remediation costs at certain railroad sites formerly owned by its predecessor, Penn Central Transportation Company, and at certain other sites where hazardous waste allegedly generated by Penn Central's railroad operations and American Premier's former manufacturing operations is present. As of June 30, 2003, American Premier had $24 million reserved for these environmental claims. It is difficult to estimate American Premier's liability for remediation costs at these sites for a number of reasons, including the number and financial resources of other potentially responsible parties involved at a given site, the varying availability of evidence by which to allocate responsibility among such parties, the wide range of costs for possible remediation alternatives, changing technology and the period of time over which these matters develop.

OUR PROPERTY AND CASUALTY RESERVES MAY BE INADEQUATE, WHICH COULD SIGNIFICANTLY AFFECT OUR FINANCIAL RESULTS.

         We record reserve liabilities for the estimated payment of losses and loss adjustment expenses for both reported and unreported claims. Due to the inherent uncertainty of estimating reserves, it has been necessary in the past, and may continue to be necessary in the future, to revise estimated liabilities as reflected in our reserves for claims and related expenses. For example, in 2002, 2001 and 1998, we recorded charges of $171 million, $163 million and $156 million, respectively, to increase reserves relating to prior accident years and in 2000 and 1999 we recorded reductions of $60 million and $74 million, respectively, to reserves of prior accident years. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period in which the deficiency is recognized. The historic development of reserves for losses and loss adjustment expense may not necessarily reflect future trends in the development of these amounts. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information.

VARIATIONS FROM THE ACTUARIAL ASSUMPTIONS USED TO ESTABLISH CERTAIN ASSETS AND LIABILITIES IN OUR ANNUITY, LIFE, ACCIDENT AND HEALTH BUSINESS COULD NEGATIVELY IMPACT AFG'S FINANCIAL RESULTS.


         The earnings on certain products offered by our annuity, life, accident and health business depend significantly upon the extent to which actual experience is consistent with the assumptions used in setting reserves and establishing and amortizing deferred policy acquisition costs ("DPAC"). These assumptions relate to investment yields (and spreads over fixed annuity crediting rates), mortality, surrenders and, on some policies, morbidity. Developing such assumptions is complex and involves information obtained from company-specific and industry-wide data, as well general economic information. These assumptions, and therefore our results of operations, could be negatively impacted by changes in any of the factors listed above. For example, we recorded a pretax charge of $12.5 million in the second quarter of 2003 due to the negative effect of lower interest rates on our fixed annuity operations.


ADVERSE SECURITIES MARKET CONDITIONS CAN HAVE SIGNIFICANT AND NEGATIVE EFFECTS ON OUR INVESTMENT PORTFOLIO.

         Our results of operations depend in part on the performance of our invested assets. As of June 30, 2003, 92% of our investment portfolio was invested in fixed maturity securities and 4% in equity securities. Certain risks are inherent in connection with fixed maturity securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. An increase in interest rates lowers prices on fixed maturity securities, and any sales we make during a period of increasing interest rates may result in losses. Conversely, investment income earned from future investments in fixed maturity securities will decrease if interest rates decrease.

         We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

THE CONTINUED THREAT OF TERRORISM AND ONGOING MILITARY AND OTHER ACTIONS MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

         AFG incurred a loss of $25 million related to the terrorist attack on the World Trade Center in 2001. The continued threat of terrorism, both within the United States and abroad, and the ongoing military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the equity markets in the United States, Europe and elsewhere, loss of life, property damage, additional disruptions to commerce and reduced economic activity. Actual terrorist attacks could cause losses from insurance claims related to our property and casualty and life insurance operations with adverse financial consequences. The Terrorism Risk Insurance Act of 2002 requires that some coverage for terrorist acts be offered by primary property insurers such as our insurance subsidiaries and provides Federal assistance for recovery of claims through 2005. In addition, some of the assets in our insurance subsidiaries' investment portfolios may be adversely affected by declines in the capital markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures.

         We can offer no assurances that the threats of future terrorist-like events in the United States and abroad or military actions by the United States will not have a material adverse effect on our business, financial condition or results of operations.

THE INABILITY TO OBTAIN REINSURANCE COULD ADVERSELY IMPACT OUR RESULTS.

         We rely on the use of reinsurance to limit the amount of risk we retain. The following amounts of gross property and casualty premiums have been ceded to other insurers: 2002--$1.5 billion (39%); 2001--$938 million (27%); and 2000--$593 million (18%). The availability and cost of reinsurance are subject to prevailing market conditions which are beyond our control and which may affect our level of business and profitability. We are also subject to credit risk with respect to our reinsurers, as the ceding of risk to reinsurers does not relieve us of our liability to insureds.

                          RISKS RELATED TO THE OFFERING

YOUR RIGHT TO RECEIVE PAYMENTS ON THESE NOTES WILL BE EFFECTIVELY SUBORDINATED TO THE RIGHTS OF ANY FUTURE SECURED CREDITORS. THE NOTES ALSO WILL BE EFFECTIVELY SUBORDINATED TO ANY EXISTING AND FUTURE LIABILITIES OF OUR SUBSIDIARIES.

         The notes represent our unsecured obligations. Accordingly, holders of any future secured indebtedness will have claims that are superior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have superior claim to those of our assets that constitute their collateral. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that ranks equally in right of payment with the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

         We and our subsidiaries will be able to incur substantial additional indebtedness in the future. The terms of the notes do not impose any limitation on our or our subsidiaries' ability to issue additional debt, including secured debt. Additional indebtedness may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due.

         If we fail to deliver our common stock upon conversion of a note and thereafter become the subject of bankruptcy proceedings, a holder's claim for damages arising from our failure could be subordinated to all of our existing and future obligations.

WE HAVE MADE ONLY LIMITED COVENANTS IN THE INDENTURE, WHICH MAY NOT PROTECT YOUR INVESTMENT IF WE EXPERIENCE SIGNIFICANT ADVERSE CHANGES IN OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

         The indenture governing the notes does not:

         - require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

         - limit our ability or the ability of any of our subsidiaries to incur additional indebtedness;

         - restrict our ability or that of our subsidiaries to issue securities that would be senior to the common stock of the subsidiary held by us; or

         - restrict our ability to pledge our assets or those of our subsidiaries.

Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the notes.

WE AND AFC ARE HOLDING COMPANIES AND MAY NOT HAVE ACCESS TO THE CASH THAT IS NEEDED TO MAKE PAYMENT ON THE NOTES.


         Substantially all of our operations and the operations of AFC are conducted through subsidiaries. As discussed more fully above "- Risks Related to Our Business - As a holding company, we are dependent on the results of operations of our insurance company subsidiaries to meet our obligations and pay future dividends," our ability to make payments on the notes and pay dividends on the common stock that may be issued upon a conversion of the notes, as well as AFC's ability to make payments in respect of its guarantee of the notes, is dependent on the earnings and the distribution of funds from subsidiaries.


WE MAY NOT HAVE THE ABILITY TO PURCHASE NOTES AT THE OPTION OF THE HOLDERS OR UPON A CHANGE IN CONTROL OR TO RAISE THE FUNDS NECESSARY TO FINANCE THE PURCHASES.

         On June 2, 2008, 2013, 2018, 2023 and 2028, holders of the notes may require us to purchase their notes. However, it is possible that we would not have sufficient funds at that time to make the required purchase of notes. We may be required to pay all or a portion of the purchase price in shares of our common stock, subject to satisfying the conditions in the indenture for making such payments. If we were unable to satisfy the conditions in the indenture to use shares of our common stock to pay the purchase price, we could be in default of our obligations on the notes. In addition, if a holder requires us to purchase all or a portion of its notes and we elect to deliver shares of our common stock, and we then become the subject of bankruptcy proceedings, a holder may not be able to rescind its notice obligating us to purchase all or a portion of its notes, and a holder's claim may be subordinated to all of our existing and future obligations.

         In addition, upon the occurrence of certain specific kinds of change in control events occurring before June 3, 2008, holders may require us to purchase for cash all or any portion of their notes. However, it is possible that, upon a change in control, we may not have sufficient funds at that time to make the required purchase of notes, and we may be unable to raise the necessary funds.

         As described above, we are a holding company and our cash flow depends on distributions to us from our subsidiaries, which are restricted in the manner described above. Accordingly, our ability to purchase the notes at the option of the holder upon a change in control event will depend in part on the ability of our subsidiaries to make distributions to us.


         In addition, the terms of AFC's bank credit facility and any future indebtedness we incur may also restrict or limit our ability to purchase notes upon a change in control or if we are otherwise required to purchase notes at the option of the holder. AFC must repay outstanding amounts under the bank credit facility upon a change of control as provided in the facility. Obligations under the facility are effectively subordinate to obligations under the notes. As of October 1, 2003, AFC had no amounts outstanding under its bank credit facility. If future indebtedness contained such a restriction, we would have to seek the consent of the lenders or repay those borrowings. If we were unable to obtain the necessary consent or unable to repay those borrowings, we would be unable to purchase the notes and, as a result, would be in default under the notes.


YOUR ABILITY TO ENFORCE THE GUARANTEES OF THE NOTES MAY BE LIMITED BY APPLICABLE BANKRUPTCY, FRAUDULENT CONVEYANCE OR SIMILAR LAWS BENEFITING CREDITORS OF THE GUARANTOR.

         Although the notes are obligations of AFG, they will be unconditionally guaranteed on an unsecured, senior basis by AFC, one of our subsidiaries. The performance by AFC of its obligations with respect to its guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization lawsuit by or on behalf of unpaid creditors of AFC. If a court were to find under relevant federal or state fraudulent conveyance statutes that AFC did not receive fair consideration or reasonably equivalent value for incurring its guarantee of the notes, and that, at the time of such incurrence, AFC: (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence, (iii) was engaged in a business or transaction for which the assets remaining with AFC constituted unreasonably small capital or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, then the court, subject to applicable statutes of limitation, could void AFC's obligations under its guarantee, recover payments made under the guarantee, subordinate the guarantee to other indebtedness or take other action detrimental to the holders of the notes.

         The measure of insolvency for these purposes will depend upon the governing law of the relevant jurisdiction. Generally, however, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than all of the assets of the company at a fair valuation or the company generally does not pay its debts as they become due. Moreover, regardless of solvency, a court could avoid an incurrence of indebtedness, including the guarantee, if it determined that such transaction was made with the intent to hinder, delay or defraud creditors. In addition, a court could subordinate the indebtedness, including the guarantee, to the claims of all existing and future creditors on similar grounds. The guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit (and only indirectly for the benefit of AFC), the obligations of AFC under the guarantee were incurred for less than reasonably equivalent value or fair consideration.

         There can be no assurance as to what standard a court would apply in order to determine whether AFC was "insolvent" upon the sale of the notes or that, regardless of the method of valuation, a court would not determine that AFC was insolvent upon consummation of the sale of the notes.

YOU MAY SUFFER ADVERSE FEDERAL INCOME TAX CONSEQUENCES IF THE NOTES ARE DEEMED NOT TO BE SUBJECT TO CERTAIN TAX REGULATIONS.

         The notes will be treated as indebtedness for United States federal income tax purposes subject to the special regulations governing contingent payment debt instruments (which we refer to as the

"contingent debt regulations"). Consequently, the notes will be treated as issued with original issue discount for United States federal income tax purposes.

         If the contingent debt regulations were determined not to apply, the amount, timing and character of income, gain or loss in respect of an investment in the notes may be affected. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the notes into shares of our common stock and might recognize capital gain or loss upon a taxable disposition of the notes.

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP WHICH MAY MAKE IT DIFFICULT FOR YOU TO DISPOSE OF YOUR NOTES.

         The notes comprise a new issue of securities for which there is currently no public market. The notes will not be listed on any securities exchange or included in any automated quotation system. We do not know whether an active trading market will develop for the notes. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, the price of our common stock, its and our performance and other factors. We do not intend to apply for listing of the notes on any securities exchange or other stock market.

CERTAIN SHAREHOLDERS EXERCISE SUBSTANTIAL CONTROL OVER OUR AFFAIRS AND MAY HAVE INTERESTS THAT DIFFER FROM YOUR INTERESTS.


         As of September 30, 2003, Carl H. Lindner, S. Craig Lindner, Carl H. Lindner III, Keith E. Lindner and trusts for their benefit, which we refer to collectively as the Lindner family, were the beneficial owners of approximately 44% of our outstanding common stock. As a result, the Lindner family exercises substantial control over the election of our board of directors and significantly influences our corporate actions. In addition, the American Financial Group, Inc. Retirement and Savings Plan owned approximately 11% of our outstanding common stock at September 30, 2003. Our board of directors appoints an Administrative Plan Committee of the Retirement and Savings Plan which directs the voting of shares held by the Retirement and Savings Plan. The Administrative Plan Committee is currently composed solely of our executive officers and executives of AFC. The interests of the Lindner family, as well as the interests of the Retirement and Savings Plan, may differ from those of our other stockholders and they may take actions that advance their respective interests to the detriment of our other stockholders.


THE PRICE OF OUR COMMON STOCK, AND THEREFORE OF THE NOTES, MAY FLUCTUATE SIGNIFICANTLY, WHICH MAY MAKE IT DIFFICULT FOR YOU TO RESELL THE NOTES OR COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES, WHEN YOU WANT OR AT PRICE YOU FIND ATTRACTIVE.

         The price of our common stock as listed on the New York Stock Exchange constantly changes. Since January 1, 2002, our common stock has traded at prices ranging between $17.90 and $30.30. We expect that market price of our common stock will continue to fluctuate. Because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices.

         Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

         - actual or anticipated variations in our quarterly operating results;

         - actual or anticipated changes in the dividends we pay on our common stock;

         -    recommendations by securities analysts;

         - significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

         - operating and stock price performance of other companies that investors deem comparable to us;

         - news reports relating to trends, concerns and other issues in our industry; and

         - geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as terrorist attacks, war, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, could also cause our stock price to decrease regardless of our operating results.

         The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus (including the information incorporated by reference) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "anticipates", "believes", "expects", "estimates", "intends", "plans", "seeks", "could", "may", "should", "will" or the negative version of those words or other comparable terminology. Examples of such forward-looking statements include statements relating to: expectations concerning market and other conditions and their effect on future premiums, revenues, earnings and investment activities; expected losses and the adequacy of reserves for asbestos, environmental pollution and mass tort claims, rate increases, improved loss experience and expected expense savings resulting from recent initiatives.

         Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

         - changes in economic conditions, including interest rates, performance of securities markets and the availability of capital;

         -    regulatory actions;

         -    changes in legal environment;

         -    tax law changes;

         - levels of natural catastrophes, terrorist events, incidents of war and other major losses;

         - the ultimate amount of liabilities associated with certain asbestos and environmental-related claims;

         - the unpredictability of possible future litigation if certain settlements do not become effective;

         -    adequacy of insurance reserves;

         -    trends in mortality and morbidity;

         - availability of reinsurance and ability of reinsurers to pay their obligations;

         - competitive pressures, including the ability to obtain rate increases; and

         -    changes in debt and claims paying ratings.

         All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Neither we nor AFC undertake any obligation to publicly update or review any forward-looking statement.

         We and AFC caution you that the factors described under "Risk Factors" may not be exhaustive but include all risks of which we and AFC are currently aware. We and AFC operate in a continually changing business environment, and new risk factors emerge from time to time. We and AFC cannot predict such new risk factors, nor can we or AFC assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those expressed or implied by any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

         You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

                                 USE OF PROCEEDS

         The selling securityholders will receive all of the net proceeds from the sale of the notes or the shares of common stock sold under this prospectus. We will not receive any of the proceeds from sales by the selling securityholders of the notes or the underlying common stock.

              PRICE RANGE AND DIVIDEND HISTORY OF OUR COMMON STOCK


         Our common stock is quoted on the New York Stock Exchange under the symbol "AFG." On October __, 2003, the last reported sale price of the common stock on the NYSE was $_____ per share. The following table sets forth for the periods indicated below the high and low sale prices for our common stock on the NYSE, and dividends paid, for each quarterly period during the fiscal years
2001 and 2002 as well as 2003 through the date shown.



                                                        HIGH       LOW       DIVIDEND
                                                       -------   --------    --------
2001
  First Quarter....................................    $ 29.00   $  21.80    $   0.25
  Second Quarter...................................      30.30      23.30        0.25
  Third Quarter....................................      30.75      18.35        0.25
  Fourth Quarter...................................      25.33      20.20        0.25
2002
  First Quarter....................................    $ 28.81   $  22.85    $  0.125
  Second Quarter...................................      30.30      22.51       0.125
  Third Quarter....................................      26.30      17.90       0.125
  Fourth Quarter...................................      24.80      20.82       0.125
2003
  First Quarter....................................    $ 24.21   $  18.00    $  0.125
  Second Quarter...................................      23.90      19.27       0.125
  Third Quarter....................................      23.77      21.27       0.125
  Fourth Quarter (through October __)..............



As of October 1, 2003, we had 69,688,005 shares of common stock outstanding including 1,361,711 shares held by a subsidiary for distribution to certain creditors and approximately 13,000 record holders.

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION


         In July 2003, AFG entered into a merger agreement with its subsidiary, AFC. This reorganization is subject to approval by Series J preferred shareholders and certain other conditions. If approved, AFC Series J preferred shareholders will receive $26.00 in AFG Common Stock in exchange for each share of Series J preferred stock. In addition, the merger will eliminate approximately $170 million in deferred tax liabilities associated with AFC's holding of AFG stock. The following pro forma financial information is intended to provide information about how the reorganization might have affected AFG's historical financial statements if it had been consummated as of the beginning of the periods shown. The financial information is based upon and should be read in conjunction with the audited financial statements of AFG and related notes thereto and "Management's Discussion and Analysis Financial Condition and Results of Operations" incorporated by reference in this prospectus. The results for interim periods are not necessarily indicative of results for the entire year.


         We have prepared the Pro Forma Balance Sheet assuming that:


         (i) AFG issued 3,450,123 shares of its Common Stock in exchange for the 2,886,161 shares of AFC Series J Preferred Stock outstanding, and



         (ii)     Costs of the reorganization amount in $600,000.



         The shares assumed issued are based upon a closing price of $21.75 per AFG Common Share (on September 30, 2003) and an exchange price of $26.00 per AFC Preferred Share. The Pro Forma Balance Sheet has not been adjusted to reflect the dividends to be paid subsequent to June 30, 2003.


         The Pro Forma Statements of Earnings are based upon the same data and are further adjusted to reflect the February 2003 sale of 61% of Infinity Property and Casualty Corporation as of the beginning of the periods shown.

                         AMERICAN FINANCIAL GROUP, INC.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2003


                                                                            AFG                            AFG
                                                                        Historical   Adjustments        Pro Forma
                                                                        ----------   -----------        ---------
                                                                                    (in Millions)
ASSETS:
  Cash and investments..............................................    $ 13,655.9   $    (0.6)(5)      $13,655.3
  Recoverables from reinsurers and prepaid reinsurance premiums            2,873.1          --            2,873.1
  Agents' balances and premiums receivable..........................         563.2          --              563.2
  Deferred acquisition costs........................................         807.6          --              807.6
  Prepaid expenses, deferred charges and other assets...............       1,072.1          --            1,072.1
  Goodwill..........................................................         169.3          --              169.3
                                                                        ----------   ---------          ---------
                                                                        $ 19,141.2   $    (0.6)         $19,140.6
                                                                        ==========   =========          =========
LIABILITIES AND CAPITAL:
  Unpaid losses and loss adjustment expenses........................    $  4,639.3   $      --          $ 4,639.3
  Unearned premiums.................................................       1,587.8          --            1,587.8
  Annuity benefits accumulated......................................       6,778.3          --            6,778.3
  Long-term debt....................................................         842.4          --              842.4
  Accounts payable, accrued expenses and other liabilities..........       2,891.6      (170.0)(4)        2,721.6
                                                                        ----------     -------          ---------
    Total liabilities...............................................      16,739.4      (170.0)          16,569.4
  Minority Interest.................................................         527.6       (72.2)(3)          455.4
  Shareholders' Equity..............................................       1,874.2       170.0 (4)
                                                                                          71.6 (3)(5)     2,115.8
                                                                        ----------   ---------          ---------
                                                                        $ 19,141.2   $    (0.6)         $19,140.6
                                                                        ==========   =========          =========

                         AMERICAN FINANCIAL GROUP, INC.
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                         SIX MONTHS ENDED JUNE 30, 2003


                                                                                 Eliminate
                                                                   Eliminate      Loss on                                 AFG
                                                        AFG       Infinity's      Sale of         AFG        Merger       Pro
                                                     Historical   Accounts(1)   Infinity (2)   Adjusted   Adjustments    Forma
                                                     ----------   -----------   ------------   --------   -----------   --------
                                                                                    (In Millions)
INCOME:
   Property and casualty insurance
     premiums.....................................   $   955.3    $    (78.7)     $    --      $  876.6     $  --       $  876.6
   Investment income..............................       389.0          (8.1)          --         380.9        --          380.9
   Realized gains (losses)........................       (11.5)         (0.5)        39.4          27.4        --           27.4
   Other income...................................       286.8          (0.5)          --         286.3        --          286.3
                                                     ---------    ----------      -------      --------     -----       --------
                                                       1,619.6         (87.8)        39.4       1,571.2        --        1,571.2

COSTS AND EXPENSES:
   Property and casualty insurance:
     Losses and loss adjustment expenseS..........       689.8         (64.3)          --         625.5        --          625.5
     Commissions and other under-writing
     expenses.....................................       280.3          (9.3)          --         271.0        --          271.0
   Annuity benefits...............................       155.7            --           --         155.7        --          155.7
   Interest charges on borrowed money.............        28.0          (2.1)          --          25.9        --           25.9
   Other operating and general expenses...........       377.3          (3.2)          --         374.1        --          374.1
                                                     ---------    ----------      -------      --------     -----       --------
                                                       1,531.1         (78.9)          --       1,452.2        --        1,452.2
                                                     ---------    ----------      -------      --------     -----        -------
   Operating earnings before income
     taxes........................................        88.5          (8.9)        39.4         119.0        --          119.0
   Provision (credit) for income taxes............        19.8          (3.0)        13.8          30.6        -- (4)       30.6
                                                     ---------    ----------      -------      --------     -----       --------
   Net operating earnings.........................        68.7          (5.9)        25.6          88.4        --           88.4
   Minority interest expense, net of tax..........       (16.1)          0.1           --         (16.0)      2.9 (6)      (13.1)
   Equity in net earnings (losses) of
     investees, net of tax........................         3.0           1.5           --           4.5        --            4.5
                                                     ---------    ----------      -------      --------     -----       --------
EARNINGS BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE..............................   $    55.6    $     (4.3)     $  25.6      $   76.9     $ 2.9       $   79.8
                                                     =========    ==========      =======      ========     =====       ========
EARNINGS PER COMMON SHARE BEFORE
   CUMULATIVE EFFECT OF AN ACCOUNTING
   CHANGE
   Basic..........................................   $    0.80                                 $   1.11                 $   1.09 (7)
                                                     =========                                 ========                 ========
   Diluted........................................   $    0.80                                 $   1.10                 $   1.09 (7)
                                                     =========                                 ========                 ========
Average number of Common Shares:
   Basic..........................................      69,435                                              3,450 (3)     72,885
   Diluted........................................      69,665                                              3,450 (3)     73,115

                         AMERICAN FINANCIAL GROUP, INC.
        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2002


                                                                 Eliminate
                                                     AFG        Infinity's       AFG         Merger          AFG
                                                  Historical    Accounts(1)   Adjusted     Adjustments    Pro Forma
                                                  ----------    -----------   --------     -----------    ---------
                                                                            (In Millions)
INCOME:
   Property and casualty insurance premiums....   $ 2,402.6     $   (753.1)   $1,649.5       $   --       $ 1,649.5
   Investment income...........................       862.7          (78.3)      784.4           --           784.4
   Realized losses.............................       (80.6)          (4.8)      (85.4)          --           (85.4)
   Other income................................       564.9           (4.2)      560.7           --           560.7
                                                  ---------     ----------    --------       ------       ---------
                                                    3,749.6         (840.4)    2,909.2           --         2,909.2

COSTS AND EXPENSES:
   Property and casualty insurance:
     Losses and loss adjustment expenses.......     1,814.7         (618.8)    1,195.9           --         1,195.9
     Commissions and other under-writing
       expenses................................       614.2         (105.2)      509.0           --           509.0
   Annuity benefits............................       301.0             --       301.0           --           301.0
   Interest charges on borrowed money..........        60.4          (12.0)       48.4           --            48.4
   Other operating and general expenses........       781.3          (29.4)      751.9           --           751.9
                                                  ---------     ----------    --------       ------       ---------
                                                    3,571.6         (765.4)    2,806.2           --         2,806.2
                                                  ---------     ----------    --------       ------       ---------
   Operating earnings before income taxes......       178.0          (75.0)      103.0           --           103.0
   Provision (credit) for income taxes.........        17.9          (26.6)       (8.7)          -- (4)        (8.7)
                                                  ---------     ----------    --------       ------       ---------
   Net operating earnings......................       160.1          (48.4)      111.7           --           111.7
   Minority interest expense, net of tax.......       (26.1)          (0.1)      (26.2)         5.8 (6)       (20.4)
   Equity in net earnings (losses) of
     investees, net of tax.....................        (9.0)          10.8         1.8           --             1.8
                                                  ---------     ----------    --------       ------       ---------
EARNINGS BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE...........................   $   125.0     $    (37.7)   $   87.3       $  5.8       $    93.1
                                                  =========     ==========    ========       ======       =========
EARNINGS PER COMMON SHARE BEFORE CUMULATIVE
   EFFECT OF AN ACCOUNTING CHANGE
   Basic.......................................   $    1.82                   $   1.27                    $    1.29 (7)
                                                  =========                   ========                    =========
   Diluted.....................................   $    1.81                   $   1.26                    $    1.28 (7)
                                                  =========                   ========                    =========
Average number of Common Shares:
   Basic.......................................      68,800                                   3,450 (3)      72,250
   Diluted.....................................      69,203                                   3,450 (3)      72,652


Notes to Unaudited Pro Forma Financial Information

(1) Reflects the elimination of: (i) Infinity Property and Casualty Corporation for the periods it was consolidated with AFG prior to the sale of 61% of Infinity in February 2003, (ii) the personal lines business written through agents by AFG's principal property and casualty subsidiary which was assumed by Infinity beginning in 2003, and (iii) inter-company losses and basis differences on securities sold by Infinity. Certain reclassifications have been made to conform to AFG's presentation.

(2) Reflects the elimination of AFG's $39.4 million loss on the sale of 61% of Infinity in February 2003.


(3) Reflects the issuance of 3,450,123 shares of AFG Common Stock in exchange for all of the AFC Series J Preferred Stock as of the first day of the periods shown. The exchange will be accounted for as a capital transaction.


(4) Reflects the elimination of a $170 million deferred tax liability associated with shares of AFG Common Stock held by AFC and a subsidiary. AFC accounted for this investment (and its predecessor) under the equity method as an investee since 1982. AFC recorded deferred income taxes on its equity in investee earnings (aggregating approximately $130 million). Because AFG and AFC were in different tax groups, AFC also recorded approximately $40 million in deferred taxes related to AFG dividends received. If the AFC Merger is approved, the $170 million liability will be eliminated (Balance Sheet only*).

(5) Reflects $600,000 in estimated costs of the reorganization (Balance Sheet only*).

(6) Reflects the elimination of AFC Series J dividends of $2.9 million in the six months ended June 30, 2003, and $5.8 million in 2002. AFC paid annual dividends of $2.00 per share on 2,886,161 outstanding shares.


(7) Any excess consideration paid over the carrying value of the Series J Preferred will be deducted in arriving at earnings available to common shareholders. Pro forma earnings per share have not been adjusted to reflect the assumed deduction of the $2.9 million reflected in note (3) above(*).


-------------------
(*) In accordance with SEC guidelines, adjustments for nonrecurring charges or credits (such as these) that are directly attributable to the transaction are not reflected in the Pro Forma Statements of Earnings.

                              DESCRIPTION OF NOTES

         We issued the notes under an indenture, dated as of June 2, 2003, among American Financial Group, Inc., as issuer, American Financial Corporation, as guarantor, and U.S. Bank National Association, a national banking association, as trustee. The following summarizes the material provisions of the indenture and the notes and does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define your rights as a note holder. A copy of the indenture is available upon request to us. As used in this description of notes, the words "we," "us," "our" or "AFG" refer only to American Financial Group, Inc. and do not include any current or future subsidiary of American Financial Group, Inc.

GENERAL

         The notes are our senior unsecured obligations and will be limited to $511,015,000 aggregate principal amount at maturity. The notes will mature on June 2, 2033. The principal amount at maturity of each note will be $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the United States. The notes will be senior unsecured obligations and will rank equally with our existing and future senior unsecured indebtedness. In addition, the notes will effectively rank junior to any future secured indebtedness as to the assets securing such indebtedness and to all indebtedness and other obligations of our subsidiaries (except as to AFC, which is a guarantor with respect to the notes) as to the assets of those subsidiaries. See "Risk Factors -- Your ability to enforce the guarantees of the notes may be limited."

         The notes bear cash interest at the rate of 1.4861% per year on the principal amount at maturity (which equals 4% of the issue price of the notes) from the issue date, or from the most recent date to which interest has been paid or provided for, until June 2, 2008. During such period, cash interest will be payable semiannually in arrears on June 2 and December 2 of each year, commencing on December 2, 2003, to holders of record at the close of business on the May 18 or November 17 immediately preceding such interest payment date. Each payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day.

         The notes are being offered at a substantial discount from their $1,000 principal amount at maturity. The notes will be issued at an issue price of $371.53 per note. Beginning after June 2, 2008, for non-tax purposes the notes will accrue original issue discount while they remain outstanding at a rate of 4.00% per year. Original issue discount is the difference between the issue price and the principal amount (or stated redemption price for federal income tax purposes) at maturity of a note. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months.

         The notes will be debt instruments subject to the contingent payment debt regulations. The notes will be issued with original issue discount for United States federal income tax purposes. Even if we do not pay any contingent cash interest on the notes, holders will be required to include accrued tax original issue discount (including the portion of the tax original issue discount represented by cash interest payments) in their gross income for federal income tax purposes as it accrues from June 2, 2003. The rate at which the tax original issue discount will accrue will exceed the stated yield of 4.00% for accrued original issue discount. See "Material United States Federal Income Tax Consequences."

         Original issue discount or cash interest, as the case may be, will cease to accrue on a note upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a note that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

         Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. Holders may convert each of their notes into 11.5016 shares of our common stock, subject to adjustment, (1) during any calendar quarter after September 30, 2003, if the sale price of our common stock reaches specified thresholds during the preceding calendar quarter, (2) during any period in which the credit rating of the notes is below a specified level, (3) if the notes are called for redemption or (4) if specified corporate transactions have occurred. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

         The notes are redeemable by us for cash at any time after June 1, 2008.

RANKING OF THE NOTES

         The notes will be senior unsecured obligations of AFG and will rank equal in right of payment to all of our other senior unsecured indebtedness. The notes will be effectively subordinated to any future secured indebtedness to the extent of the assets securing such indebtedness. In addition, we are structured as a holding company, and we conduct most of our business operations through our subsidiaries. Other than with respect to AFC, which is guaranteeing the notes (as described below), the notes will be effectively subordinated to all existing and future indebtedness and other liabilities and obligations of our subsidiaries, which are distinct legal entities having no obligation to pay any amounts pursuant to the notes or to make funds available. AFC's guarantee of the notes (described below) will be a general unsecured obligation of AFC and will rank senior in right of payment to all future obligations of AFC that are, by their terms, expressly subordinated in right of payment to the guarantee and pari passu in right of payment with all existing and future unsecured obligations of AFC that are not so subordinated, including borrowings under our credit facility (on which AFC is the primary obligor). In addition, since our and AFC's subsidiaries are insurance companies, their ability to pay dividends to us is subject to regulatory limitations. See "Risk Factors -- Risks Related to the Offering -- We are a holding company, and we may not have access to the cash that is needed to make payment on the notes."

         As of June 30, 2003, we had an aggregate of $570.9 million of senior unsecured indebtedness outstanding and no secured indebtedness outstanding. As of June 30, 2003, AFC had $8.3 million in miscellaneous notes payable outstanding and a total of $280 million available under its multi-bank credit line. As of June 30, 2003, our subsidiaries other than AFC had an aggregate of approximately $263.3 million of long term indebtedness outstanding.

NOTE GUARANTEE

         Our obligations under the notes and indenture will be guaranteed by one of our subsidiaries, AFC. None of our other subsidiaries will guarantee the notes. In the event of a bankruptcy, receivership, liquidation or reorganization of any of our non-guarantor subsidiaries, such other subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us or, to the extent they are also subsidiaries of AFC, to AFC. As of December 31, 2002 and June 30, 2003, our non-guarantor subsidiaries accounted for approximately 99% of our consolidated total assets.

Our non-guarantor subsidiaries accounted for approximately 99% of our consolidated revenues for the year ended December 31, 2002 and the quarter ended June 30, 2003.

         The obligations of AFC under the guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of AFC, result in the obligations of AFC under the guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. See "Risk Factors-Your Ability to Enforce the Guarantee of the Notes May Be Limited."

         As discussed under "Unaudited Pro Forma Financial Information," we are proposing steps to simplify our corporate structure by merging AFG and AFC, with AFG as the surviving entity. If this restructuring is consummated as proposed, the notes will continue to be obligations of AFG, and AFC's guarantee of the notes and our other debt securities will terminate.

CONVERSION RIGHTS

         A holder may convert a note, in integral multiples of $1,000 principal amount at maturity, into common stock only if the conditions for conversion described below are satisfied. In addition, a holder may convert a note only until the close of business on the second business day prior to the redemption date if we call a note for redemption. A note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

         For each $1,000 principal amount of notes surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 11.5016 shares of our common stock, subject to adjustment upon the occurrence of certain events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date. Upon a conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock for the notes surrendered as described below. The ability to surrender notes for conversion will expire at the close of business on June 2, 2033.

         To convert a note into shares of common stock, a holder must:

         - complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

         -    surrender the note to the conversion agent;

         - if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

         -    if required, pay all transfer or similar taxes.

         On conversion of a note, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, any accrued cash interest or contingent cash interest. Instead, accrued original issue discount or accrued cash interest or contingent cash interest will be deemed paid by the shares of common stock received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the note is convertible, together with any cash payment of such holder's fractional shares, will thus be deemed:

         - to satisfy our obligation to pay the principal amount at maturity of the note;

         - to satisfy our obligation to pay accrued original issue discount or accrued cash interest attributable to the period from the issue date through the conversion date; and

         - to satisfy our obligation to pay accrued contingent interest, if any, attributable to the most recent accrual date.

         As a result, accrued original issue discount or accrued cash interest is deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued cash interest, if any, will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an event of default described under "-- Events of Default and Acceleration" below. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment, unless such notes have been called for redemption, in which case no such payment shall be required.

         If contingent cash interest is payable to holders of notes during any particular six-month period, and such notes are converted after the applicable accrual date therefor and prior to the next succeeding interest payment date, holders of such notes at the close of business on the accrual date will receive the contingent cash interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of contingent cash interest payable on the principal amount of notes so converted, unless such notes have been called for redemption, in which case no such payment shall be required.

         The conversion rate will not be adjusted for accrued original issue discount, accrued cash interest or any contingent cash interest. A certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering notes for conversion, see "Material United States Federal Income Tax Consequences."

         In lieu of delivery of shares of our common stock upon notice of conversion of any notes (for all or any portion of the notes), we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) based on the average sale price of our common stock for the five consecutive trading days immediately following either (a) the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or (b) the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under "-- Redemption of Notes at Our Option." If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under "-- Events of Default and Acceleration" below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

         We will adjust the conversion rate for:

         (1) dividends or distributions on our common stock payable in our common stock or other capital stock of AFG;

         (2) subdivisions, combinations or certain reclassifications of our common stock;

         (3) distributions to all holders of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days of issuance of the notes at less than the then current sale price of our common stock at that time; and

         (4) distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours) or debt securities issued by us or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than extraordinary cash dividends). "Extraordinary cash dividends" means the amount of any cash dividend or distribution that, together with all other cash dividends paid during the preceding 12-month period, are on a per share basis in excess of the sum of (i) 5% of the sale price of the shares of our common stock on the day preceding the date of declaration of such dividend or distribution and (ii) the quotient of the amount of any contingent cash interest paid on a note during such 12-month period divided by the number of shares of common stock issuable upon conversion of a note at the conversion rate in effect on the payment date of such contingent cash interest.

         In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (3) or (4) of the preceding paragraph, which, in the case of clause (4), has a per share value equal to more than 10% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

         In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

         No adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

         In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to our existing and any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

         -    the issuance of the rights;

         -    the distribution of separate certificates representing the rights;

         - the exercise or redemption of such rights in accordance with any rights agreement; or

         -    the termination or invalidation of the rights.

         Notwithstanding the foregoing, if a holder of notes exercising the right of conversion attaching thereto after the distribution of rights pursuant to our shareholder rights plan is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock received upon such conversion, the conversion rate will be adjusted pursuant to clause (4) of the fourth preceding paragraph. If such an adjustment is made and such rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis. The indenture permits us to increase the conversion rate from time to time.

         Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend upon:

         - a taxable distribution to holders of common stock that results in an adjustment of the conversion rate on the notes;

         -    an increase in the conversion rate at our discretion; or

         -    failure to adjust the conversion rate in some instances.

         See "Material United States Federal Income Tax Consequences."

         If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of AFG or another person which the holder would have received if the holder had converted the holder's note immediately prior to the transaction.

         The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If the conditions to the conversion of the notes have been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

         Conversion Based on Common Stock Price. If, as of the last day of any calendar quarter beginning with the quarter ending September 30, 2003, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such calendar quarter is more than 120% of the accreted conversion price per share of common stock on the last day of such quarter, then on any business day during the following calendar quarter holders may surrender notes for conversion into shares of common stock. Upon a conversion, we will have the right to deliver cash or a combination of cash and common stock, as described below.

         The accreted conversion price per share as of any day will equal the sum of the issue price of a note plus the accrued original issue discount divided by the number of shares of common stock issuable upon conversion of a note on that day, subject to any adjustments to the conversion rate through that day. The closing sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the Nasdaq system or otherwise as provided in the indenture.

         Conversion Rights Based on Credit Ratings Downgrade. Holders may also surrender notes for conversion during any period in which the credit rating assigned to the notes is Ba3 or lower by Moody's or BB or lower by Standard & Poor's, the notes are no longer rated by either Moody's or Standard & Poor's, or the credit rating assigned to the notes has been suspended or withdrawn by either or both of Moody's or Standard & Poor's. The notes will cease to be convertible pursuant to this paragraph during any period or periods in which all of the credit ratings are increased above such levels.

         Conversion Based on Redemption. A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

         A "business day" is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. A "trading day" is any day on which the NYSE is open for trading or, if the applicable security is quoted on the Nasdaq, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

         Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until the date that is 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of AFG or another person which the holder would have received if the holder had converted the holder's notes immediately prior to the transaction. If such transaction also constitutes a change in control of AFG, the holder will be able to require us to purchase all or a portion of such holder's notes as described under "-- Change in Control Permits Purchase of Notes by AFG at the Option of the Holder."

         The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion price as described above.

CONTINGENT CASH INTEREST

         Subject to the accrual date provisions described below, we will pay contingent cash interest to the holders of the notes during any six-month period from June 3 to December 2 and from December 3 to June 2, commencing June 3, 2008, if the average market price of a note for the Applicable Five Trading Day Period equals 120% or more of the sum of the issue price and accrued original issue discount for a note to the day immediately preceding the first day of the applicable six-month period. "Applicable Five

Trading Day Period" means the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period.

         The amount of contingent cash interest payable per note in respect of any such six-month period in which contingent interest is payable will be equal to a per annum rate of 1.25% of the average market price of a note for the Applicable Five Trading Day Period. For United States federal income tax purposes, the notes will constitute contingent payment debt instruments.

         Contingent cash interest, if any, will accrue and be payable to holders of notes as of the 15th day preceding the last day of the relevant six-month period. Such payments will be paid on the last day of the relevant six-month period. Original issue discount will continue to accrue at the yield to maturity whether or not contingent cash interest is paid.

         The market price of a note on any date of determination means the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $15,000,000 principal amount at maturity of notes at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

         - at least three such bids are not obtained by the bid solicitation agent; or

         - in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the market price of the note will equal (a) the then applicable conversion rate of the notes multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

         The bid solicitation agent will initially be U.S. Bank National Association. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.

         Upon determination that note holders will be entitled to receive contingent cash interest during a relevant six-month period, we will issue a press release and publish such information on our website or through such other public medium as we may use at that time.

         We may unilaterally increase the amount of contingent cash interest we may pay or pay interest or other amounts we are not obligated to pay, but we will have no obligation to do so.

REDEMPTION OF NOTES AT OUR OPTION

         No sinking fund is provided for the notes. Prior to June 2, 2008, we cannot redeem the notes at our option. Beginning on June 2, 2008, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of notes.

         If redeemed at our option, the notes will be redeemed at a price equal to the sum of the issue price, plus accrued original issue discount and accrued and unpaid cash interest, if any, on such notes to the applicable redemption date. The table below shows the redemption prices of a note on June 2, 2008, on each June 2 thereafter prior to maturity and at maturity on June 2, 2033. In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount or cash interest, if any, that has accrued on such note since the immediately preceding date in the table below.

                                                      (2)               (3)
                                   (1)          ACCRUED ORIGINAL    REDEMPTION
REDEMPTION DATE JUNE 2:      NOTE ISSUE PRICE    ISSUE DISCOUNT    PRICE (1)+(2)
-----------------------      ----------------    --------------    -------------
2008......................      $  371.53          $    0.00        $    371.53
2009......................         371.53              15.01             386.54
2010......................         371.53              30.63             402.16
2011......................         371.53              46.87             418.40
2012......................         371.53              63.78             435.31
2013......................         371.53              81.36             452.89
2014......................         371.53              99.66             471.19
2015......................         371.53             118.70             490.23
2016......................         371.53             138.50             510.03
2017......................         371.53             159.11             530.64
2018......................         371.53             180.54             552.07
2019......................         371.53             202.85             574.38
2020......................         371.53             226.05             597.58
2021......................         371.53             250.19             621.72
2022......................         371.53             275.31             646.84
2023......................         371.53             301.44             672.97
2024......................         371.53             328.63             700.16
2025......................         371.53             356.92             728.45
2026......................         371.53             386.35             757.88
2027......................         371.53             416.96             788.49
2028......................         371.53             448.82             820.35
2029......................         371.53             481.96             853.49
2030......................         371.53             516.44             887.97
2031......................         371.53             552.32             923.85
2032......................         371.53             589.64             961.17
At stated maturity........         371.53             628.47           1,000.00

         If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be part of the portion of notes selected for redemption.

PURCHASE OF NOTES BY AFG AT THE OPTION OF THE HOLDER

         On the purchase dates of June 2, 2008, June 2, 2013, June 2, 2018, June 2, 2023, and June 2, 2028, we may, at the option of the holder, be required to purchase, at the purchase price set forth below plus accrued and unpaid cash interest, if any, to the purchase date, all or a portion of such holder's outstanding notes for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

         The purchase price of a note will be:

         -    $371.53 per note on June 2, 2008;

         -    $452.89 per note on June 2, 2013;

         -    $552.07 per note on June 2, 2018;

         -    $672.97 per note on June 2, 2023; and

         -    $820.35 per note on June 2, 2028.

The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount, if any, on such notes as of the applicable purchase date. We may, at our option, elect to pay the purchase price in cash or shares of our common stock, or any combination thereof, see "Material United States Federal Income Tax Consequences -- United States Holders -- Sale, Exchange, Conversion or Redemption of Notes."

         We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

         -    the amount of the purchase price;

         - whether we will pay the purchase price of the notes in cash or common stock or any combination thereof, specifying the percentages of each;

         - if we elect to pay in common stock, the calculation of the market price of the common stock; and

         - the procedures that holders must follow to require us to purchase their notes.

         The purchase notice given by each holder electing to require us to purchase notes shall state:

         - the certificate numbers of the holder's notes to be delivered for purchase;

         - the portion of the principal amount at maturity of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

         - that the notes are to be purchased by us pursuant to the applicable provisions of the notes; and

         - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

         - to withdraw the purchase notice as to some or all of the notes to which it relates; or

         - to receive cash in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

         If the purchase price for the notes subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such notes unless such holder has properly notified us of its election to withdraw the purchase notice.

         Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal shall state:

         -    the principal amount at maturity being withdrawn;

         -    the certificate numbers of the notes being withdrawn; and

         - the principal amount at maturity, if any, of the notes that remain subject to the purchase notice.

         If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole, or in part, of the purchase price. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Material United States Federal Income Tax Consequences."

         The market price of our common stock shall be an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence that would result in an adjustment of the conversion rate with respect to the common stock. See "-- Conversion Rights" for a description of the manner in which the sale price of our common stock is determined.

         Because the market price of our common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

         Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website or through such other public medium as we may use at that time.

         Our right to purchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

         - listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

         - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

         - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

         If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of the holder entirely in cash. See "Material United States Federal Income Tax Consequences." We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

         In connection with any purchase offer, we will, if required:

         - comply with the provisions of Rule 13e-4, Rule l4e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

         -    file Schedule TO or any other required schedule under the Exchange
              Act.

         Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made as soon as practicable but in no event more than three business days following the later of the purchase date or the time of delivery of the note.

         If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest or original issue discount on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

         No notes may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

PURCHASE OF NOTES BY AFG AT THE OPTION OF THE HOLDER UPON CHANGE IN CONTROL

         In the event of a change in control of AFG before June 3, 2008, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's notes. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

         We will be required to purchase the notes as of a date no later than 30 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on such note to such date of purchase.

         Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

         -    the events causing a change in control;

         -    the date of such change in control;

         -    the last date on which the purchase right may be exercised;

         -    the change in control purchase price;

         -    the change in control purchase date;

         -    the name and address of the paying agent and the conversion agent;

         - the conversion rate and any adjustments to the conversion rate resulting from such change in control;

         - that notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

         -    the procedures that holders must follow to exercise these rights.

         To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

         - the certificate numbers of the notes to be delivered by the holder;

         - the portion of the principal amount at maturity of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

         - that we are to purchase such notes pursuant to the applicable provisions of the notes.

         Any such change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The notice of withdrawal shall state:

         -    the principal amount at maturity being withdrawn;

         -    the certificate numbers of the notes being withdrawn; and

         - the principal amount at maturity, if any, of the notes that remain subject to a change in control purchase notice.

         Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of this change in control purchase price for such note will be made promptly following the later of the change in control purchase date or the time of delivery of such note.

         If the paying agent holds money sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then immediately after the change in control purchase date, cash interest or original issue discount on the note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

         Under the indenture, a "change in control" of AFG is deemed to have occurred upon the occurrence of any of the following:

         - the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our and our subsidiaries' assets, taken as a whole, to any person or group; or

         -    the adoption of a plan relating to our liquidation or dissolution;
              or

         - the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group becomes the beneficial owner, directly or indirectly, of more than 50% (other than the Lindner family and their heirs, lineal descendants, legatees and legal representatives of any of the foregoing and the trustee of any bona fide trust of which one or more of the foregoing are the sole beneficiaries or the grantors thereof, unless, after giving effect to such transaction (1) our common stock ceases to be listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system for automated dissemination of quotations of securities prices or (2) less than 20% of the outstanding shares of our common stock remain beneficially owned by persons other than the Lindner family) of the voting power of our outstanding voting stock; or

         - the first day on which a majority of the members of our board of directors are not continuing directors.

         "Continuing directors" means any member of our board of directors who:

         - was a member of our board of directors on the date of original issuance of the notes; or

         - was nominated for election to our board of directors with the approval of, or whose election to our board of directors was ratified by, at least a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

         The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change in control.

         In connection with any purchase offer in the event of a change in control, we will:

         - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

         -    file Schedule TO or any other required schedule under the Exchange
              Act.

         The change in control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of AFG. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

         -    to accumulate shares of common stock;

         - to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

         - part of a plan by management to adopt a series of anti-takeover provisions.

         Instead, the change in control purchase feature is a standard term contained in securities similar to the notes that had been marketed by the initial purchasers in previous offerings. The terms of the change in control purchase feature resulted from negotiations between the initial purchasers and us.

         We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

         No notes may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

EVENTS OF DEFAULT AND ACCELERATION

         The following are events of default under the indenture:

         - default in the payment of any principal amount (including accrued original issue discount) at maturity, redemption price, purchase price, or change in control purchase price due with respect to the notes, when the same become due and payable;

         - default in payment of any interest under the notes, which default continues for 30 days;

         - our or the guarantor's failure to comply with any of our or the guarantor's other agreements in the notes or the indenture upon our and the guarantor's receipt of notice of such default from the trustee or our, the guarantor's and the trustee's receipt of notice of such default from holders of not less than 25% in aggregate principal amount at maturity of the notes, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

         - default in the payment of principal when due or resulting in acceleration of other indebtedness of ours for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 10 days after written notice to us and the guarantor by the trustee or to us, the guarantor and the trustee by the holders of at least 25% in principal amount at maturity of the notes;

         - certain events of bankruptcy, insolvency or reorganization affecting us or the guarantor; or

         - except as permitted under the indenture, the guarantee is held in any final, non-appealable judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or the guarantor, or any person acting on behalf of the guarantor, denies or disaffirms its obligations under the guarantee.

         If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare the issue price of the notes plus the original issue discount on the notes accrued through the date of such declaration, and any accrued and unpaid cash interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency involving us or the guarantor, the issue price of the notes plus the original issue discount accrued thereon, together with any accrued and unpaid cash interest through the occurrence of such event, shall automatically become and be immediately due and payable.

MERGERS AND SALES OF ASSETS

         The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person unless:

         - the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the notes and the indenture;

         - after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

         -    other conditions described in the indenture are met.

         Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control of AFG, permitting each holder to require us to purchase the notes of such holder as described above.

MODIFICATION

         The trustee, AFG and AFC may modify or amend the indenture, the notes or the guarantee with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the notes then outstanding. However, the consent of the holders of each outstanding note would be required to:

         - alter the manner of calculation or rate of accrual of original issue discount or interest on any note or change the time of payment;

         - make any note payable in money or securities other than that stated in the note;

         -    change the stated maturity of any note;

         - reduce the principal amount at maturity, issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any note;

         - make any change that adversely affects the rights of a holder to convert any note;

         - make any change that adversely affects the right to require us to purchase a note;

         - impair the right to institute suit for the enforcement of any payment with respect to the notes or the guarantee or with respect to conversion of the notes;

         - release the guarantor from any of its obligations under the guarantee or the indenture, except as permitted by the indenture; or

         - change the provisions in the indenture that relate to modifying or amending the indenture.

         Without the consent of any holder of notes, the trustee and we may enter into supplemental indentures for any of the following purposes:

         - to qualify or maintain the qualification of the Indenture under the Trust Indenture Act;

         - to evidence a successor to us or the guarantor and the assumption by that successor of our obligations or the obligations of the guarantor under the indenture and the notes and the guarantee, as the case may be;

         - to add to our covenants or the covenants of the guarantor for the benefit of the holders of the notes or to surrender any right or power conferred upon us or the guarantor;

         - to secure our obligations in respect of the notes or the obligations of the guarantor in respect of the guarantee;

         - if permitted by the indenture, to release the guarantor from its obligations under the guarantee and the indenture;

         -    to cure any ambiguity or inconsistency in the indenture; or

         - to make any change that does not adversely affect the rights of any holder of the notes.

         The holders of a majority in principal amount at maturity of the outstanding notes may, on behalf of all the holders of all notes:

         - waive compliance by us or the guarantor with restrictive provisions of the indenture, as detailed in the indenture; or

         - waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

DISCHARGE OF THE INDENTURE

         We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

CALCULATIONS IN RESPECT OF NOTES

         We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the average market prices of the notes and of our common stock and amounts of contingent cash interest payments, if any, payable on the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

         If a bankruptcy proceeding is commenced in respect of AFG, the claim of a holder of a note is, under title 11 of the United States Code, limited to the issue price of the note plus that portion of the original issue discount, together with any unpaid cash interest or contingent cash interest, that has accrued from the date of issue to the commencement of the proceeding.

GOVERNING LAW

         The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

         U.S. Bank National Association, a national banking association, will be the trustee, registrar, paying agent and conversion agent under the indenture for the notes. U.S. Bank serves in the same capacities with respect to other outstanding debt of AFG and its subsidiaries. In addition, U.S. Bank is a lender under AFC's multi-bank credit line.

BOOK-ENTRY SYSTEM

         The notes will only be issued in the form of global securities without coupons held in fully registered book-entry form. DTC or its nominee, Cede & Co., will be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. AFG, AFC and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

         Notes represented by a global security will be exchangeable for certificated securities with the same terms only if:

         - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

         - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

         -        a default under the indenture occurs and is continuing.

         DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the initial purchasers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

REGISTRATION RIGHTS

         When we issued the notes, we and AFC entered into a registration rights agreement with the initial purchasers pursuant to which we will, at our expense, for the benefit of the holders, file with the SEC a shelf registration statement covering resale of the notes and the shares of our common stock issued upon conversion of the notes within 90 days after the first date of original issuance of the notes. We agreed to use reasonable best efforts to cause the shelf registration statement to become effective within 180 days of such first date of original issuance, and to keep a shelf registration statement effective until the earlier of (1) the sale pursuant to the shelf registration statement of all the notes and the shares of common stock issuable upon conversion of the notes and (2) the expiration of the holding period applicable to such securities held by persons that are not affiliates of AFG under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. We will be permitted to suspend the use of a prospectus that is part of a shelf registration statement under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three- month period and not to exceed an aggregate of 60 days in any 12-month period.

         In the registration rights agreement, we and AFC have agreed to pay predetermined liquidated damages as described herein ("liquidated damages") to holders of the notes and holders of shares of common stock issuable upon conversion of the notes if a shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for the periods in excess of those permitted above. Such liquidated damages shall accrue until such failure to file or become effective or unavailability is cured, (i) in respect of any notes, at a rate per year equal to 0.25% for the first 90 day period after the occurrence of such event and 0.5% thereafter of the applicable principal amount (as defined below) thereof and, (ii) in respect of any shares of common stock issued upon conversion at a rate per year equal to 0.25% for the first 90 day period and 0.5% thereafter of the then applicable conversion price (as defined below). So long as the failure to file or become effective or unavailability continues, we and AFC will pay liquidated damages in cash on June 2 and December 2 of each year to the holders of record of the notes or shares of common stock on the immediately preceding May 18 or November 17. When such registration default is cured, accrued and unpaid liquidated damages will be paid in cash to the record holder as of the date of such cure.

         A holder who sells notes and shares of common stock issued upon conversion of the notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We will pay all expenses of a shelf registration statement, provide to each registered holder copies of such prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes.

         The term "applicable principal amount" means, as of any date of determination, with respect to each $1,000 principal amount at maturity of notes, the sum of the initial issue price of such notes plus accrued original issue discount and any accrued cash interest with respect to such notes through such date of determination or, if no notes are then outstanding, such sum calculated as if such notes were then outstanding.

         The term "applicable conversion price" means, as of any date of determination, the applicable principal amount per $1,000 principal amount at maturity of notes as of such date of determination divided by the conversion rate in effect as of such date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were notes then outstanding.

         We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of a shelf registration statement by release made to Reuters Economic Services and Bloomberg Business News or other reasonable means of distribution. We have sent holders a notice and questionnaire (the "questionnaire") to be completed and delivered by a holder to us at least five business days prior to any intended distribution of notes and our shares of common stock issuable in respect of the notes pursuant to a shelf registration statement. Holders are required to complete and deliver the questionnaire prior to the effectiveness of a shelf registration statement so that such holder may be named as a selling security holder in the related prospectus. Upon receipt of such a completed questionnaire, together with such other information as may be reasonably requested by us or AFC, from a holder following the tenth business day prior to effectiveness of the shelf registration statement, we and AFC will, as promptly as reasonably practicable, but in any event, no later than five Business Days after receipt of such completed questionnaire and any other information reasonably requested by us or AFC, file such amendments to a shelf registration statement, additional registration statements or supplements to a related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of notes and our shares of common stock issuable upon conversion of the notes, subject to our right to suspend the use of the prospectus as described above. In addition, we and AFC shall use our reasonable best efforts to cause any post-effective amendments to a shelf registration statement or additional registration statements, as the case may be, to be declared effective under the Securities Act as promptly as is reasonably practicable, but in any event by the date that is thirty days after the date such post-effective amendment or additional registration statement, as the case may be, is required by the registration rights agreement to be filed. Notwithstanding the foregoing, if a post-effective amendment or an additional registration statement is required to be filed by the rules and regulations of the SEC in order to permit resales by holders submitting questionnaires after the last date pursuant to which notes and shares of common stock issuable in respect of the notes may be included in the initial registration statement, neither we nor AFC shall be required to file more than one post-effective amendment or additional registration statement for such purpose in any thirty day period. As a result, a holder submitting a questionnaire after such date may experience additional delay prior to being able to effect resales of notes or common stock pursuant to a shelf registration statement. Any holder that does not complete and deliver a questionnaire or provide such other information as may be reasonably requested will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell the notes or our shares of common stock issuable upon conversion of the notes pursuant to any shelf registration statement.

         To the extent that any holder of registrable securities is deemed to be an "underwriter" within the meaning of the Securities Act, such holder may be subject to certain liabilities under the federal securities laws for misstatements and omissions contained in a registration statement and any related prospectus. To the extent that any holder of registrable securities identified in any shelf registration statement is a broker-dealer, or is an affiliate of a broker-dealer that did not acquire its registrable securities in the ordinary course of its business or that at the time of its purchase of registrable securities had an agreement or understanding, directly or indirectly, with any person to distribute the registrable securities, we understand that the SEC may take the view that such holder is, under the SEC's interpretations, an "underwriter" within the meaning of the Securities Act.

         THIS SUMMARY OF CERTAIN PROVISIONS OF THE REGISTRATION RIGHTS AGREEMENT IS SUBJECT TO, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, ALL THE PROVISIONS OF THE REGISTRATION RIGHTS AGREEMENT, A COPY OF WHICH IS AVAILABLE UPON REQUEST TO US.

              DESCRIPTION OF OUR OTHER HOLDING COMPANY INDEBTEDNESS

AFG 7.125% NOTES DUE 2007 AND 2009

         In December 1997 and April 1999, we issued 10-year 7.125% notes. Interest is payable semi-annually with principal due at maturity. There were $79.6 million in such debentures due December 2007 and $302.9 million (face amount) due April 2009 outstanding at June 30, 2003. The notes are guaranteed by AFC. The guarantee of AFC in respect of the notes offered hereby will rank pari passu with AFC's guarantee of the 7.125% notes. See "Description of Notes -- Notes Guarantee."

AFC REVOLVING LINE OF CREDIT

         We may borrow up to $280 million under AFC's unsecured, multi-bank credit line. The bank line consists of two facilities: a 364-day revolving facility, extendable annually, for one-third of the total line and a three-year revolving facility for the remaining two-thirds. Amounts borrowed bear interest at rates ranging from 1.25% to 2.25% over LIBOR based on AFG's credit rating. The facilities mature November 25, 2005. Both AFG and AFC Holding Co. are guarantors under the bank line.

OTHER HOLDING COMPANY INDEBTEDNESS

         As of June 30, 2003, there were $10.7 million face amount of American Premier Underwriters' 10.875% Subordinated Notes Due 2011 outstanding. These notes pay interest semi-annually with principal due at maturity. AFC had $8.3 million in miscellaneous notes payable outstanding at June 30, 2003. Interest charges on these notes currently range from 6.0% to 9.0%.

                        DESCRIPTION OF OUR CAPITAL STOCK

         The following is a summary of the provisions of Ohio General Corporation Law and our Articles of Incorporation and Regulations which govern the terms of our common stock.

COMMON STOCK

         We are incorporated under the laws of the State of Ohio. The total number of authorized shares of common stock is 200,000,000. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of common stock have the right to cumulate their votes in the election of directors but are not entitled to any preemptive rights.

         Subject to restrictions under agreements related to our indebtedness and to preferences which may be granted to holders of preferred stock, holders of common stock are entitled to the share of such dividends as board of directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of common stock entitles its holder to participate ratably in the assets remaining after the payment of liabilities and any preferred stock liquidation preferences.


         As of October 1, 2003, there were 69,688,005 shares of common stock issued and outstanding, including 1,361,711 shares held by a subsidiary for distribution to certain creditors. Shares of common stock carry no conversion subscription rights and are not subject to redemption. All outstanding shares of common stock are, and any shares of common stock issued upon conversion of any convertible securities will be, fully paid and nonassessable.


         The affirmative vote of the holders of a majority of the outstanding shares of common stock is required to amend the Articles of Incorporation and to approve mergers, reorganizations, share exchanges and similar transactions.

         We act as our own transfer agent and registrar.

PREFERRED STOCK

         Our Articles of Incorporation authorize 12,500,000 shares of voting preferred stock and 12,500,000 of nonvoting preferred stock which may be issued from time to time in series that have been designated preferences, rights, qualifications and limitations that the board of directors, in its sole discretion, may determine no shares hereby issued. The board of directors can give preferred stock both voting and conversion rights which would affect the voting power and equity of holders of common stock. Preferred stock could also have preference to common stock with respect to dividend and liquidation rights. The preferred stock could have the effect of acting as an anti-takeover device to prevent a change of control of AFG. No shares of preferred stock have been issued.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

         The following is a summary of certain material United States federal income tax consequences relevant to holders of the notes and, where noted, common stock issuable upon conversion or repurchase of the notes. Our special tax counsel, Akin Gump Strauss Hauer & Feld LLP has delivered an opinion to us regarding many of these issues and has also rendered an opinion that this discussion of "Material United States Federal Income Tax Consequences" is true, correct and complete in all material respects. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury regulations now in effect, all of which are subject to change (possibly with retroactive effect) or differing interpretations. The discussion below deals only with notes and common stock held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to use a mark to market system of tax accounting for their securities holdings, partnerships or other entities classified as partnerships for United States federal income tax purposes, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, persons who hold the notes whose functional currency is not the United States dollar or persons holding notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedge," "conversion" or other risk-reduction transaction for tax purposes. It also is primarily concerned with original purchasers of notes who acquire the notes at the issue price (as defined below). Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes or common stock arising under the laws of any state, local, foreign or other taxing jurisdiction.

         We do not address all of the tax consequences that may be relevant to a holder of notes. In particular, we do not address:

         - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes or common stock;

         - the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes or common stock; and

         - any state, local or foreign tax consequences of the purchase, ownership or disposition of notes or common stock.

         No statutory or judicial authority directly addresses the treatment of all aspects of the notes for United States federal income tax purposes. The IRS has recently published a Revenue Ruling with respect to instruments similar to the notes. This Revenue Ruling supports certain aspects of the treatment described below. No ruling has been or is expected to be sought from the IRS with respect to the United States federal income tax consequences of the issues that are not addressed in the published Revenue Ruling. The IRS would not be precluded from taking contrary positions as to such issues. As a result, no assurance can be given that the IRS or a court will agree with all of the tax characterizations and the tax consequences described below.

         WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES AND COMMON STOCK IN

LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE NOTES

         The notes will be treated as indebtedness for United States federal income tax purposes subject to the contingent debt regulations. Pursuant to the terms of the indenture, we and every holder agree (in the absence of administrative pronouncement or judicial ruling to the contrary), for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the contingent debt regulations and to be bound by our application of the contingent debt regulations to the notes, including generally our determination of the rate at which interest will be deemed to accrue on the notes and the related "projected payment schedule" determined by us as described below.

         Notwithstanding the issuance of the previously referenced Revenue Ruling, the proper application of the contingent debt regulations to the notes is not entirely certain, and no assurance can be given that the IRS will not assert that the notes should be treated differently. A different treatment from that described below could affect the amount, timing, source and character of income, gain or loss with respect to an investment in the notes. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of a note into common stock, and might recognize capital gain or loss upon a taxable disposition of a note. Holders should consult their tax advisors concerning the tax treatment of holding a note.

         The remainder of this discussion assumes that the notes are treated as indebtedness subject to the contingent debt regulations.

UNITED STATES HOLDERS

         For purposes of this discussion, a United States Holder is a beneficial owner of the notes or common stock who or which is:

         - a citizen or individual resident of the United States for United States federal income tax purposes;

         - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

         - an estate if its income is subject to United States federal income taxation regardless of its source; or

         - a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to be treated as domestic trusts under the applicable Treasury regulations will also be treated as United States Holders if they are beneficial owners of the notes or common stock.

Accrual of Interest on the Notes

         Pursuant to the contingent debt regulations, United States Holders of the notes will be required to accrue interest income on the notes on a constant-yield basis, as described below, regardless of whether such holders use the cash or accrual method of tax accounting. Accordingly, United States Holders will be required to include interest in income each year in excess of the accruals on the notes for non-tax purposes and in excess of any interest payments actually received in that year.

         The contingent debt regulations provide that a United States Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

         1. the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

         2.       divided by the number of days in the accrual period; and

         3. multiplied by the number of days during the accrual period that the United States Holder held the notes.

         A note's issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the notes.

         The term "comparable yield" means the annual yield we would pay, as of the initial issue date of the notes, on a fixed-rate, nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We intend to take the position that the comparable yield for the notes is 9.265%, compounded semiannually. The precise manner of calculating the comparable yield is not entirely clear and is more susceptible to challenge if the notes are marketed or sold in substantial part to persons for whom the inclusion of interest is not expected to have substantial effect on their United States federal tax liability.

         The contingent debt regulations require that we provide to United States Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments (to which we refer as "projected payments") on the notes. This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment. The comparable yield and the projected payment schedule will be set forth in the indenture. United States Holders also may obtain the projected payment schedule by submitting a written request for such information to us at: American Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio, 45202.

         For United States federal income tax purposes, a United States Holder must use the comparable yield and the projected payment schedule in the indenture in determining its interest accruals and the adjustments thereto (described below) in respect of the notes unless such United States Holder timely discloses and justifies the use of other estimates to the IRS on its federal income tax return for the year including its acquisition date of the note. A United States Holder that determines its own comparable yield or projected payment schedule also must establish that our comparable yield or projected payment schedule is unreasonable.

         The comparable yield and the projected payment schedule are not used for any purpose other than to determine a holder's interest accruals and adjustments thereto in respect of the notes for United States federal income tax purposes. They do not constitute a projection or representation regarding the actual amounts payable on the notes or the value at any time of the common stock into which the notes may be converted.

Adjustments to Interest Accruals on the Notes

         If, during any taxable year, a United States Holder of notes receives actual payments with respect to such notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, the United States Holder will incur a "net positive adjustment" under the contingent debt regulations equal to the amount of such excess. The United States Holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property (including common stock received upon conversion or repurchase of the notes) received in that year.

         If a United States Holder receives in a taxable year actual payments with respect to the notes that, in the aggregate, are less than the amount of projected payments for that taxable year, the United States Holder will incur a "net negative adjustment" under the contingent debt regulations equal to the amount of such deficit. This negative adjustment will (a) reduce the United States Holder's interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the United States Holder's interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, conversion or retirement of the notes.

         A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. If a United States holder purchases the notes at a discount or premium to the adjusted issue price from an existing holder of the notes, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The United States holder must reasonably allocate the adjustment to daily portions of interest or projected payments over the remaining term of the notes. It may be reasonable to allocate the adjustment over the remaining term of the notes pro rata with the accruals of original issue discount at the comparable yield. Holders should consult their tax advisors regarding those allocations.

Sale, Exchange, Conversion or Redemption of Notes

         Generally, the sale or exchange of a note or the redemption of a note for cash will result in taxable gain or loss to a United States Holder. As described above, our calculation of the projected payment schedule for the notes, which generally is binding on holders of notes, includes the receipt of stock upon conversion as a contingent payment with respect to the notes. Accordingly, we will treat the receipt of common stock by a United States Holder upon (a) the conversion of a note or (b) a United States Holder's exercise of a put right that we elect to pay in common stock as a payment under the contingent debt regulations. So viewed, a conversion of a note into common stock, or a repurchase where we elect to pay in common stock, also will result in taxable gain or loss to a United States Holder.

         The amount of gain or loss on a sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the United States Holder, including the fair market value of any common stock received, and (b) the United States Holder's adjusted tax basis in the note.

         A United States Holder's adjusted tax basis in a note generally will be equal to the United States Holder's original purchase price for the note, increased by any interest income previously accrued by the United States Holder (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made in respect of the notes (without regard to the actual amount paid).

         Gain recognized upon a sale, exchange, conversion or redemption of a note generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss (which will be long-term if the note is held for more than one year). The deductibility of capital losses is subject to limitations.

         A United States Holder's tax basis in common stock received upon a conversion of a note, or upon a United States Holder's exercise of a put right that we elect to pay in common stock, will equal the then current fair market value of such common stock. The United States Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or repurchase.

Constructive Dividends to Holders of Notes

         If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes to the extent of current or accumulated earnings and profits as of the year of distribution of the property.

         For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend generally would result in deemed dividend treatment to holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for common stock generally would not.

Dividends on Common Stock

         If we make distributions on our common stock, the distributions generally will be treated as dividends to a United States Holder of our common stock to the extent of our current or accumulated earnings and profits as of the year of distribution, then as tax-free return of capital to the extent of the United States Holder's adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of that stock.

         Under the Jobs and Growth Tax Reconciliation Act of 2003, dividends may be taxable to United States Holders who are individuals at a reduced rate of 15 percent (or, in some cases, a lower rate) through 2008, if holding period requirements are satisfied.

Disposition of Common Stock

         Upon the disposition of common stock received on conversion or repurchase of a note, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) the United States Holder's adjusted tax basis in the common stock. That capital gain or loss will be long-term if the United States Holder's holding period is more than one year. The deductibility of capital losses is subject to limitations.

NON-UNITED STATES HOLDERS

         As used herein, the term "Non-United States Holder" means a beneficial holder of a note or common stock that is, for United States federal income tax purposes:

         - an individual who is classified as a nonresident alien for United States federal income tax purposes;

         -        a foreign corporation; or

         - an estate or trust that is not a United States estate or trust, as described above.

Notes

         Payments of interest on the notes made to a Non-United States Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes, will be exempt from United States income or withholding tax, provided that: (i) such Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving certain types of interest; (ii) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States; (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the New York Stock Exchange); and (v) we are not and have not been a United States real property holding corporation ("USRPHC"). We believe that we are not and have never been, nor do we anticipate becoming, a USRPHC. However, if a Non-United States Holder of a note were deemed to have received a constructive dividend (see "United States Holders -- Constructive Dividends to Holders of Notes" above), the Non-United States Holder generally would be subject to United States withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of such dividend. Moreover, absent additional guidance from the IRS, we intend to treat the receipt by a Non-United States Holder of liquidated damages as described under "Description of Notes -- Registration Rights" and "Material United States Federal Income Tax Consequences -- Accrual of Interest on the Notes" as subject to United States withholding tax, subject to reduction by an applicable treaty.

         The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

Common Stock

         Dividends paid to a Non-United States Holder of common stock generally will be subject to withholding tax at a 30% rate subject to reduction (a) by an applicable treaty if the Non-United States Holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (b) upon the receipt of a Form W-8ECI from a Non-United States Holder claiming that the payments are effectively connected with the conduct of a United States trade or business.

         A Non-United States Holder generally will not be subject to United States federal income tax on gain realized on the sale or exchange of common stock unless (a) the gain is effectively connected with the conduct of a trade or business of the Non-United States Holder, (b) in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a USRPHC. We believe that we are not and have never been, nor do we anticipate becoming, a USRPHC.

Income Effectively Connected with a United States Trade or Business

         If a Non-United States Holder of notes or common stock is engaged in a trade or business in the United States, and if interest on the notes, dividends on the stock, or gain realized on the sale or exchange of the notes or common stock is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest, dividends and any gain realized on the sale or exchange (and, with respect to the notes, conversion of the notes into common stock) of the notes or common stock in the same manner as if it were a United States Holder. Such a Non-United States Holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-United States Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

         Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of a note) on the notes, payments on the common stock, and the proceeds of dispositions of the notes or common stock may be subject to information reporting and United States federal backup withholding tax if the United States Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-United States Holder may be subject to United States backup withholding tax on payments on the notes or common stock and the proceeds from a sale or other disposition of the notes or common stock unless the Non-United States Holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a United States Holder's United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

                                  ERISA MATTERS

         We have insurance company subsidiaries that provide services to many employee benefit plans. We and any of our direct or indirect subsidiaries may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), and a "disqualified person" under corresponding provisions of the Internal Revenue Code of 1986 (the "Code"), relating to many employee benefit plans. "Prohibited Transactions" within the meaning of ERISA and the Code may result if any offered securities are acquired by an employee benefit plan as to which we or any of our direct or indirect subsidiaries is a party in interest, unless such offered securities are acquired pursuant to an applicable exemption. Accordingly, each purchaser and each transferee using the assets of a plan subject to ERISA or Section 4975 of the Code to acquire the offered securities will be deemed to have represented that the acquisition and continued holding of the offered securities will be covered by a Department of Labor prohibited transaction class exemption. Any employee benefit plan or other entity to which such provisions of ERISA or the Code apply proposing to acquire the offered securities should consult with its legal counsel.

                             SELLING SECURITYHOLDERS


         The notes originally were issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Credit Suisse First Boston LLC, as the initial purchasers, in transactions exempt from the registration requirements of the Securities Act of 1933 to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling securityholders, including their transferees, pledges or donees or their successors, may from time to time offer and sell any or all of the notes and the common stock into which the notes are convertible pursuant to this prospectus. Excluding shares of common stock which may be acquired upon conversion of the notes, no selling securityholder owns 1% or more of our outstanding common stock.


         The selling securityholders may offer all, some or none of the notes and the common stock.

         The table below sets forth the name of each selling securityholder, the principal amounts of notes that may be offered by each selling securityholder under this prospectus and the number of shares of common stock into which the notes are convertible. The information is based on information provided to us by or on behalf of the selling securityholders on or prior to ________ __, 2003. The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided this information in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, as required.

         Because the selling securityholders may offer all or some portion of the notes or the common stock into which the notes are convertible, we cannot estimate the amount of notes or common stock that may be held by the selling securityholders upon the completion of any sales. For information on the procedure for sales by selling securityholders, read the disclosure under the heading "Plan of Distribution" below.


                        Principal                              Number of           Number of
                        Amount of                              Shares of           Shares of
                         Notes                                  Common              Common
                      Beneficially         Percentage            Stock              Stock
Name of Selling        Owned That           of Notes          Beneficially        That May Be
 Securityholder       May Be Sold          Outstanding          Owned(2)           Sold(3)(4)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------


---------------------
(*) Less than 1%

(1) Also includes any sale of the notes and the underlying common stock by pledgees, donees, transferees or other successors in interest that receive such securities by pledge, gift, distribution or other non-sale related transfer from the named selling securityholders. Information about other selling securityholders will be set forth in future prospectus supplements or in other documents that we file from time to time with the Securities and Exchange Commission that are incorporated by reference in the prospectus, if required. See "Where You Can Find More Information" in this prospectus.

(2) Excludes common stock issuable upon conversion of the selling securityholder's notes.

(3) Assumes conversion of all of the selling securityholder's notes at a conversion rate of 11.5016 shares of common stock per $1,000 aggregate principal amount of notes and a cash payment in lieu of the issuance of any fractional share interest. However, this conversion rate is subject to adjustment as described under "Description of the Notes--Conversion Rights" in the prospectus. As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(4) Reflects rounding down of fractional shares of common stock issuable to each selling securityholder upon conversion of the notes.

(5)   Does not include shares of common stock issuable upon conversion of notes.








(6) Such selling securityholder has represented to us that it is an affiliate of a broker-dealer. Based solely on written representations received from such selling securityholder, we understand that such entities acquired their notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an "underwriter" within the meaning of the Securities Act.



         None of the selling securityholders listed above has, or within the past three years had, any position, office or any material relationship with us or any of our affiliates.


         Only selling securityholders identified above who beneficially own the notes set forth opposite each such selling securityholder's name in the foregoing table on the effective date of the registration statement, of which this prospectus forms a part, may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the notes or the underlying common stock by any holder not identified above, this prospectus will be supplemented to set forth the name and aggregate amount of notes beneficially owned by the selling securityholder intending to sell such notes or the underlying common stock and the aggregate amount of notes or the number of shares of the underlying common stock to be offered. The prospectus, as supplemented, will also disclose whether any selling securityholder selling in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not been disclosed herein.

                              PLAN OF DISTRIBUTION

         The notes and the underlying common stock are being registered to permit the resale of such securities by the holders of them from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes and common stock. We will bear the fees and expenses incurred in connection with our obligation to register the notes and the underlying common stock. These fees and expenses include registration and filing fees, printing and duplications expenses, fees and disbursements of our counsel, reasonable fees and disbursements of the trustee and its counsel and of the registrar and transfer agent for the common stock, and fees and disbursements of one firm of legal counsel for the securityholders. However, the selling securityholders will pay all underwriting discounts, commissions and agent's commissions, if any. The selling securityholders may offer and sell the notes and the common stock into which the notes are convertible from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.

         Such sales may be effected by a variety of methods, including the following:

         -        in market transactions;

         -        in privately negotiated transactions;

         -        through the writing of options;

         - in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

         -        through broker-dealers, which may act as agents or principals;

         -        directly to one or more purchasers;

         - on the NYSE, with respect to common stock acquired upon the conversion of notes;

         -        through agents; or

         - in any combination of the above or by any other legally available means.

         In connection with the sales of the notes and the common stock into which the notes are convertible or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the notes and the common stock into which the notes are convertible to close out such short positions, or loan or pledge the notes and the common stock into which the notes are convertible to broker-dealers that in turn may sell such securities.

         If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any notes and the common stock into which the notes are convertible through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the notes and the common stock into which the notes are convertible, a we and AFC will file a post-effective amendment to the registration statement of which this prospectus is a part, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement.

         The underwriter or underwriters with respect to an underwritten offering of notes and the common stock into which the notes are convertible and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the notes and the common stock into which the notes are convertible, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of notes and underlying common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholders. Selling securityholders may decide to sell only a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide not to sell any notes or any of the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospects. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

         The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the notes and the common stock into which the notes are convertible may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the notes or common stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock into which the notes are convertible by the selling securityholders and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock into which the notes are convertible to engage in market-making activities with respect to the particular notes and the common stock into which the notes are convertible being distributed. All of the above may affect the marketability of the notes and the common stock into which the notes are convertible and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock into which the notes are convertible.

         Under the securities laws of certain states, the notes and the common stock into which the notes are convertible may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the notes and the common stock into which the notes are convertible may not be sold unless the notes and the common stock into which the notes are convertible have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with. Each selling securityholder should consult its counsel regarding the application of the states' Blue Sky or securities and insurance securities laws in connection with sales of the notes and common stock into which the notes are convertible.

         We have agreed to indemnify the selling securityholders against certain civil liabilities, including certain liabilities arising under the Securities Act, and the selling securityholders will be entitled to contribution from us in connection with those liabilities. The selling securityholders will indemnify us against certain civil liabilities, including liabilities arising under the Securities Act, and will be entitled to contribution from the selling securityholders in connection with those liabilities.

         We will be permitted to suspend the use of a prospectus that is part of a shelf registration statement under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three- month period and not to exceed an aggregate of 60 days in any 12-month period. If the duration of such suspension exceeds any of the periods above-mentioned, we have agreed to pay liquidated damages. Please refer to the section entitled "Description of Notes--Registration Rights."

                                  LEGAL MATTERS

         Certain legal matters regarding the notes, the common stock into which the notes are convertible and the guarantee will be passed upon for us by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio. Certain United States federal income taxation matters also will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Washington, D.C.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited American Financial Corporation's and our consolidated financial statements and schedules included in the respective Annual Reports on Form 10-K for the year ended December 31, 2002, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. American Financial Corporation's and our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses in connection with the offering described in this Registration Statement:

Securities and Exchange Commission registration fee*                           $  15,360
New York Stock Exchange listing fee                                                2,500
Legal fees and expenses                                                           25,000
Accounting fees and expenses                                                      25,000
Printing and engraving expenses                                                   50,000
Miscellaneous                                                                    132,140
                                                                               ---------
TOTAL                                                                          $ 250,000
                                                                               =========

----------------

*Actual; other expenses are estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

American Financial Group, Inc. ("AFG")

         Ohio Revised Code, Section 1701.13(E), allows indemnification by AFG to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of AFG, by reason of the fact that he is or was a director, officer, employee or agent of AFG, against expenses, including judgment and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of AFG and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of AFG, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to AFG unless deemed otherwise by the court. Indemnifications are to be made by a majority vote of a quorum of disinterested directors or the written opinion of independent counsel or by the shareholders or by the court. AFG's Code of Regulations extends such indemnification.

         AFG maintains, at its expense, Directors and Officers Liability and Company Reimbursement Liability Insurance. The Directors and Officers Liability portion of such policy covers all directors and officers of AFG and of the companies which are, directly or indirectly, more than 50% owned by AFG. The policy provides for payment on behalf of the directors and officers, up to the policy limits and after expenditure of a specified deductible, of all Loss (as defined) from claims made against them during the policy period for defined wrongful acts, which include errors, misstatements or misleading statements, acts or omissions and neglect or breach of duty by directors and officers in the discharge of their individual or collective duties as such. The insurance includes the cost of investigations and defenses, appeals and bonds and settlements and judgments, but not fines or penalties imposed by law. The insurance does not cover any claims arising out of acts alleged to have been committed prior to October 24, 1978. The insurer limit of liability under the policy is $175,000,000 in the aggregate for all losses each year subject to certain individual and aggregate deductibles. The policy contains various exclusions and reporting requirements.

         AFG also has entered into indemnification agreements with its executive officers and directors providing for indemnification against certain liabilities to the fullest extent permitted under Ohio law.

American Financial Corporation ("AFC")

         Ohio Revised Code, Section 1701.13(E), allows indemnification by AFC to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of AFC, by reason of the fact that he is or was a director, officer, employee or agent of AFC, against expenses, including judgment and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of AFC and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of AFC, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to AFC unless deemed otherwise by the court. Indemnifications are to be made by a majority vote of a quorum of disinterested directors or the written opinion of independent counsel or by the shareholders or by the court. AFC's Code of Regulations extends such indemnification.

         Directors and officers of AFC are covered under the Directors and Officers Liability insurance discussed above that is maintained by AFG for the benefit of AFG's directors and officers and the directors and officers of the companies, including AFC, which are, directly or indirectly, more than 50% owned by AFG.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit
Number                         Description of Document
-------   ----------------------------------------------------------------------
 3.1*     Amended and Restated Articles of Incorporation of AFG
          (incorporated by reference to Exhibit 3(a) of AFG's Annual Report on
          Form 10-K for the year ended December 31, 1997)

 3.2*     Code of Regulations of AFG (incorporated by reference to Exhibit 3(b)
          to AFG's Annual Report on Form 10-K for the year ended December 31,
          1997)

 4.1** Indenture dated June 2, 2003, among AFG, as issuer, AFC, as guarantor, and U.S. Bank National Association, as trustee, relating to the Senior
          Convertible Notes due 2033 (including the form of the Senior
          Convertible Notes)

 4.2**    Registration Rights Agreement dated June 2, 2003, among AFG, AFC and
          Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith
          Incorporated, UBS Warburg LLC and Credit Suisse First Boston LLC

   5**    Opinion of Keating, Muething & Klekamp, P.L.L.

   8**    Opinion of Akin Gump Strauss Hauer & Feld LLP as to tax matters

  12* Computation of ratios of earnings to fixed charges (incorporated by reference to Exhibit 12 to AFG's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2003)

23.1**    Consent of Keating, Muething & Klekamp, P.L.L. (contained in Exhibit 5)

23.2**    Consent of Akin Gump Strauss Hauer & Feld LLP (contained in Exhibit 8)

23.3      Consent of Ernst & Young LLP

  24**    Powers of Attorney (contained on the signature page)

Exhibit
Number                           Description of Document
-------   ----------------------------------------------------------------------
  25**    Form T-1 Statement of Eligibility of Trustee under the Trust Indenture
          Act of 1939 of U.S. Bank National Association

-------------

* Incorporated by reference from other documents filed with the Commission as indicated.

** Previously filed

ITEM 17. UNDERTAKINGS.

(a)      Each of the undersigned Registrants hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants' annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio, as of the 22nd day of October, 2003.


                                         AMERICAN FINANCIAL GROUP, INC.


                                         By: /s/ Carl H. Lindner
                                             -----------------------------------
                                                 Carl H. Lindner
                                                 Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                      CAPACITY                         DATE
/s/ Carl H. Lindner                            Chairman of the Board of Directors      October 22, 2003
------------------------------------           (Principal Executive Officer)
Carl H. Lindner

                  *                            Director                                October __, 2003
------------------------------------
Carl H. Lindner III

                  *                            Director                                October __, 2003
------------------------------------
S. Craig Lindner

                  *                            Director                                October __, 2003
------------------------------------
James E. Evans

                  *                            Director                                October __, 2003
------------------------------------
Theodore H. Emmerich

                  *                            Director                                October __, 2003
------------------------------------
Terry S. Jacobs

                  *                            Director                                October __, 2003
------------------------------------
William R. Martin

                  *                            Director                                October __, 2003
------------------------------------
William A. Shuzer

             SIGNATURE                                      CAPACITY                         DATE
                  *                            Director                                October __, 2003
------------------------------------
William W. Verity


  /s/ Fred J. Runk                             Senior Vice President and Treasurer     October 22, 2003
------------------------------------           (Principal Financial and Accounting
Fred J. Runk                                   Officer)


*By: /s/ Karl J. Grafe                         Attorney-in-Fact                        October 22, 2003
     -------------------------------
         Karl J. Grafe

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio, as of the 22nd day of October, 2003.


                                    AMERICAN FINANCIAL CORPORATION


                                    By: /s/ Carl H. Lindner
                                        ----------------------------------------
                                            Carl H. Lindner
                                            Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                      CAPACITY                         DATE
   /s/ Carl H. Lindner                         Chairman of the Board of Directors      October 22, 2003
------------------------------------           (Principal Executive Officer)
Carl H. Lindner

                  *                            Director                                October __, 2003
------------------------------------
Carl H. Lindner III

                  *                            Director                                October __, 2003
------------------------------------
S. Craig Lindner

                  *                            Director                                October __, 2003
------------------------------------
James E. Evans

   /s/ Fred J. Runk                            Senior Vice President and Treasurer     October 22, 2003
------------------------------------           (Principal Financial and Accounting
Fred J. Runk                                   Officer)

*By: /s/ Karl J. Grafe                         Attorney-in-Fact                        October 22, 2003
     -------------------------------
         Karl J. Grafe